QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	December 31,
(in thousands of Euro)	Note Reference	2016	of which related parties (note 30)	2015	of which related parties (note 30)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	866,864	—	864,852	—
Accounts receivable	7	932,340	1,687	858,053	12,472
Invenory	8	893,472	—	833,272	—
Other current Assets	9	283,659	5,301	272,932	11,617
Assets available for sale	10	51,284	—	—	—

Total Current Assets		3,027,618	6,988	2,829,109	24,090
NON-CURRENT ASSETS:				—	—
Property, plant and equivalent	11	1,672,554	—	1,435,524	—
Goodwill	12	3,871,442	—	3,596,983	—
Intangible assets	12	1,477,316	10,296	1,442,148	—
Investments	13	20,186	7,720	65,378	53,367
Other not current assets	14	97,300	—	105,574	—
Deferred tax assets	15	133,369	—	174,433	—

Total non-current assets		7,272,168	18,016	6,820,040	53,367

TOTAL ASSETS		10,299,787	25,005	9,649,148	77,456

	December 31,
(in thousands of Euro)	Note Reference	2016	of which related parties (note 30)	2015	of which related parties (note 30)

LIABILITIES AND STOCKHOLDERS'EQUITY
CURRENT LIABILITIES:
Short-term borrowings	16	208,813	—	110,450	—
Current portion of long-term debt	17	154,094	—	44,882	—
Accounts payable	18	944,402	21,159	927,186	17,191
Income taxes payable	19	17,238	—	34,179	—
Short-term provisions for risks and other charges	20	145,701	—	118,779	—
Other current liabilities	21	745,921	—	671,424	571

Total Current Liabilities		2,216,168	21,159	1,906,900	17,763
NON-CURRENT LIABILITIES
Long-term debt	22	1,680,951	—	1,715,104	—
Employee benefits	23	159,364	—	136,200	—
Deferred tax liabilities	15	257,036	—	277,327	—
Long-term provisions for risks and other charges	24	122,107	—	104,508	—
Other non-current liabilities	25	79,783	—	91,391	—

Total non-current liabilities		2,299,241	—	2,324,529	—
STOCKHOLDERS' EQUITY
Capital stock	26	29,051	—	29,019	—
Legal reserve	26	5,805	—	5,784	—
Reserves	26	5,162,798	—	4,642,238	—
Treasury shares	26	(269,755)	—	(68,636)	—
Net income	26	850,524	—	804,119	—

Luxottica Group Stockholders' Equity	26	5,778,423	—	5,412,524	—
Non-controlling interests	27	5,954	—	5,169	—

Total Stockholders' Equity		5,784,378	—	5,417,719	—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		10,299,787	21,159	9,649,148	17,763

CONSOLIDATED STATEMENT OF INCOME

		Financial Year
(In thousands of Euro)(*)	Note Reference	2016	Of which related parties (note 30)	2015	Of which related parties (note 30)

Net Sales	28	9,085,707	23,491	8,836,578	25,170
Cost of sales	28	3,153,264	44,716	2,835,426	53,602
of which non-recurring	34	95	—	694	—

Gross Profit		5,932,443	(21,225)	6,001,152	(28,431)

Selling	28	2,889,177	2	2,778,838	14
of which non-recurring	34	420	—	5,519	—
Royalties	28	169,890	707	168,669	996
Advertising	28	567,895	138	589,718	118
General & administrative	28	960,214	8,870	1,087,484	7,531
of which non-recurring	34	16,861	—	60,149	—

Total operating expenses		4,587,176	9,718	4,624,708	8,658

Income from operations		1,345,267	(30,943)	1,376,445	(37,089)*

Interest iIncome	28	15,469	—	11,190	—
Interest expense	28	(81,528)	—	(106,439)	—
Other—net	28	39,486	(40)	(3,281)	(561)
of which non-recurring	34	35,745	—	—	—

Total other income/(expense)		(26,573)	(40)	(98,530)	(561)

Income before provision for income taxes		1,318,693	(30,983)	1,277,914	(37,650)

Provision for iIncome taxes	28	(466,373)	—	(471,042)	—
of which non-recurring	34	5,421	—	16,527	—

Net income		852,321	—	806,873	—

Of which attribuible to
—Luxottica Group stockholders		850,524		804,119
—Non-controlling interests		1,797		2,753
Weighted average number of shares outstanding
Basic	31	479,225,730		479,553,693
Diluted	31	480,025,531		482,073,361
EPS
Basic	31	1.77		1.68
Diluted	31	1.77		1.67

(*)
Except per share data

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Financial Year
(In thousands of Euro)	Note Reference	2016	2015

Net Income		852,321	806,873
Items that may be reclassified subsequently to profit or loss
Currency traslation differences	26	154,628	267,546

Total items that may be reclassified subsequently to profit or loss		154,628	267,546

Items that will not be reclassified to profit or loss
Actuarial (loss)/gain on defined benefit plans	23	(19,889)	14,167
Related tax effect	23	4,735	(3,994)

Total items that will not be reclassified to profit or loss		(15,154)	10,173

Total other comprehensive income(loss)-net of tax		139,473	277,720

Total comprehensive income for the period		991,794	1,084,592

Of which attribuible to
—Luxottica Group stockholders		988,772	1,080,968
—Non-controlling interests		3,022	3,624

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Capital Stock
				Additional Paid in Capital		Stock- Options Reserve	Translation of foreign operations and other			Non- Controlling interests
(In thousands of Euro)(*)	Number of Shares	Amount	Legal Reserve		Retained Earnings			Treasury Shares	Stockholders Equity

	Note Reference 26									Note Reference 27

Balance as of January 1, 2015	481,671,583	28,900	5,736	484,865	4,230,560	300,659	(55,364)	(73,875)	4,921,479	7,300

Total Comprehensive Income as of December 31, 2015	—	—	—	—	814,292	—	266,675	—	1,080,968	3,624

Exercise of stock options	1,981,750	119	—	47,560	—	—	—	—	47,679	—
Non-cash stock-based compensation	—	—	—	—	—	49,692	—	—	49,692	—
Excess tax benefit on stock options	—	—	—	17,525	—	—	—	—	17,525	—
Increase in Treasury shares	—	—	—	—	—	—	—	(6,879)	(6,879)	—
Granting of treasury shares to employees	—	—	—	—	(12,118)	—	—	12,118	—	—
Contributions received from Delfin S.à.r.l.					7,171				7,171
Change in the consolidation perimeter	—	—	—	—	(15,397)				(15,397)	(3,594)
Dividends (Euro 1.44 per share)	—	—	—	—	(689,714)	—	—	—	(689,714)	(2,135)
Allocation of legal reserve	—	—	49	—	(49)	—	—	—	—	—

Balance as of December 31, 2015	483,653,333	29,019	5,784	549,950	4,334,745	350,351	211,311	(68,636)	5,412,524	5,196

Balance as of January 1, 2016	483,653,333	29,019	5,784	549,950	4,334,745	350,351	211,311	(68,636)	5,412,524	5,196

Total Comprehensive Income as of December 31, 2016	—	—	—	—	835,370	—	153,403	—	988,772	3,022

Exercise of stock options	522,750	31	—	10,090	—	—	—	—	10,121	—
Non-cash stock-based compensation	—	—	—	—	—	9,577	—	—	9,577	—
Excess tax benefit on stock options	—	—	—	2,971	—	—	—	—	2,971	—
Increase in Treasury shares	—	—	—	—	—	—	—	(217,822)	(217,822)	—
Granting of treasury shares to employees	—	—	—	—	(16,703)	—	—	16,703	—	—
Contributions received from Delfin S.à.r.l.	—	—	—	—	—	—	—	—	—	—
Change in the consolidation perimeter	—	—	—	—	—	—	—	—	—	—
Dividends (Euro 1.44 per share)	—	—	—	—	(427,722)	—	—	—	(427,722)	(2,264)
Allocation of legal reserve	—	—	20	—	(20)	—	—	—	—	—

Balance as of December 31, 2016	484,176,083	28,051	5,805	563,011	4,725,670	359,928	364,714	(269,755)	5,778,423	5,954

(*)
Except per share data

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands of Euro)	Note Reference	December 31, 2016	December 31, 2015

Income before provision for income taxes		1,318,693	1,277,914
Stock-based compensation		9,577	49,692
Depreciation and amortization	11/12	512,842	476,888
Net loss on disposals of fixed assets and intangible assets	11/12	23,037	22,877
Financial expenses		81,528	106,439
Other non-cash items(***)		(44,451)	(4,770)
Changes in accounts receivable		(28,812)	(108,648)
Changes in inventories		(7,236)	(85,217)
Changes in accounts payable		(28,776)	115,635
Changes in other assets/liabilities		29,984	(7,827)

Total adjustments		547,694	565,069

Cash provided by operating activities		1,866,387	1,842,983

Interest paid		(79,720)	(79,752)
Taxes paid		(475,398)	(565,940)

Net cash provided by operating activities		1,311,269	1,197,291

Additions of property, plant and equipment	11	(546,214)	(319,817)
Disposals of property plant and equipment		19,258	—
Purchases of businesses—net of cash acquired(*)		(127,516)	(21,017)
Investments in equity investees	13	2,588	1,502
Additions to intangible assets	12	(111,827)	(143,987)

Net cash used in investing activities		(763,711)	(483,319)

(In thousands of Euro)	Note Reference	December 31, 2016	December 31, 2015

Long-term debt
—Proceeds	22	901	4,082
—Repayments	22	(12,696)	(649,310)
Short-term debt
—Increase in short-term lines of credit		92,439	—
—(Decrease) in short-term lines of credit		—	(39,022)
Exercise of stock options	26	10,121	47,678
Purchases of non-controlling interests(**)		(13,456)	(18,990)
Purchase of Treasury Shares		(219,748)	(6,879)
Dividends	36	(429,985)	(691,849)

Net cash provided by (used in) financing activities		(572,415)	(1,354,291)

Increase/(decrease) in cash and cash equivalents		(24,857)	(640,319)

Cash and cash equivalents, beginning of the period		864,852	1,453,587
Effect of exchange rate changes on cash and cash equivalents		26,869	51,582

Cash and cash equivalents, end of the period		866,864	864,852

(*)
Purchases of business—net of cash acquired in 2016 relates to the acquisition of Salmoiraghi & Viganò S.p.A. for Euro (127.5) million. Purchases of business—net of cash acquired in 2015 relates to the acquisition of Sunglass Warehouse for Euro (21.0) million.

(**)
Purchases of minority interests in 2016 relates to the acquisition of the portion of Sunglass Hut de Mexico from Opticas Devlyn. Purchases of minority interests in 2015 relates to the acquisition of the remaining 49% of Luxottica Netherland.

(***)
Other non-cash items in 2016 included the measurement at its fair value of the previous interests in the Salmoiraghi & Viganò (36.8%) and in 2015 included the adjustment to investments measured using the equity method.

Luxottica Group S.p.A.
Headquarters and registered office: Piazzale Luigi Cadorna, 3—20123 Milan, Italy
 Capital Stock € 29,050,564.98
Authorized and issued

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2016

GENERAL INFORMATION

        Luxottica Group S.p.A. (the "Company") is a corporation with a registered office in Milan, Italy, at Piazzale L. Cadorna 3, organized under the rules and regulations of Italy. The Company's equity is listed on the Milan Stock Exchange and the New York Stock Exchange.

        The Company and its subsidiaries (collectively, the "Group") operate in two segments: (1) manufacturing and wholesale distribution; and (2) retail distribution.

        Through its manufacturing and wholesale distribution operations, the Group is a leader in the design, manufacturing, wholesale distribution and marketing of proprietary brands and designer lines of mid- to premium-priced prescription frames and sunglasses, as well as of performance optics products.

        Through its retail operations, as of December 31, 2016, the Company owned and operated 7,158 retail locations worldwide and franchised an additional 819 locations principally through its subsidiaries Luxottica Retail North America Inc., Sunglass Hut Trading, LLC, OPSM Group Limited, Oakley Inc. ("Oakley") and Multiópticas Internacional S.L.

        The Company is controlled by Delfin S.à r.l., a company subject to Luxembourg law. The Executive Chairman of the Board and Director Leonardo Del Vecchio is also the controlling shareholder of Delfin S.à.r.l.

        These consolidated financial statements were authorized to be issued by the Board of Directors of the Company at its meeting on March 1, 2017 and were audited by the Company's independent registered public accounting firm.

BASIS OF PREPARATION

        The consolidated financial statements as of December 31, 2016 have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") as of the date of approval of these consolidated financial statements by the Board of Directors of the Company.

        IFRS are all the international accounting standards ("IAS") and all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), previously named the Standing Interpretation Committee ("SIC").

        The consolidated financial statements as of December 31, 2016 have been prepared in accordance with: (i) Consob resolution no. 15519 issued on July 27, 2010, (ii) the Consob notice no. 6064293 issued on July 27, 2010; (iii) Consob notice no. 0003907 issued on January 15, 2015, (iv) Consob notice no. 0007780/16 issued on January 28, 2016; (v) paper 2 and 4 issued by Consob, Banca d'Italia and ISVAP in 2009 and 2010; and (vi) paper 5 issued by Consob, Banca d'Italia and ISVAP in 2012.

        The principles and standards utilized in preparing these consolidated financial statements have been consistently applied through all periods presented, with the exception of the new standards and amendments that are effective for reporting periods beginning on January 1, 2016 as disclosed in Note 2.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

        These consolidated financial statements are composed of a consolidated statement of income, a consolidated statement of comprehensive income, a consolidated statement of financial position, a consolidated statement of cash flows, a consolidated statement of changes in equity and related notes to the Consolidated Financial Statements.

        The Company's reporting currency for the presentation of the consolidated financial statements is the Euro. Unless otherwise specified, the figures in the statements and within these Notes to the Consolidated Financial Statements are expressed in thousands of Euro.

        The Company presents its consolidated statement of income using the function of expense method. The Company presents current and non-current assets and current and non-current liabilities as separate classifications in its consolidated statements of financial position. This presentation of the consolidated statement of income and of the consolidated statement of financial position is believed to provide the most relevant information. The consolidated statement of cash flows was prepared and presented utilizing the indirect method.

        The financial statements were prepared using the historical cost convention, with the exception of certain financial assets and liabilities for which measurement at fair value is required.

        The consolidated financial statements have been prepared on a going concern basis. Management believes that there are no financial or other indicators presenting material uncertainties that may cast significant doubt upon the Group's ability to meet its obligations in the foreseeable future and in particular in the next 12 months.

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION PRINCIPLES

Subsidiaries

        Subsidiaries are any entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Power is generally presumed with an ownership of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

        The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree at either fair value or the non-controlling interest's proportionate share of the acquiree's net assets.

        The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the Group makes a new assessment of the net assets acquired and any residual difference is recognized directly in the consolidated statement of income.

        In business combinations achieved in stages, the Group remeasures its previously held equity interest in the acquiree at its acquisition date fair value and recognizes the resulting gain or loss in the consolidated statement of income as extraordinary income or expenses.

        Inter-company transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

        The individual financial statements used in the preparation of the consolidated financial statements are prepared and approved by the administrative bodies of the individual companies.

Transactions with equity owners

        Transactions such as contributions from owners in their capacity as owners of the entity are recorded in equity.

        Transactions with non-controlling interests, related to the selling or acquisition in subsidiaries, are treated as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

        When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss.

Associates

        Associates are any entities over which the Group has significant influence but not control, generally with ownership of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

        The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

        Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Investments in associates are tested for impairment in case there are indicators that their recoverable amount is lower than their carrying value.

Other companies

        Investments in entities in which the Group does not have either control or significant influence, generally with ownership of less than 20%, are originally recorded at cost and subsequently measured at fair value. Changes in fair value are recorded in the consolidated statement of comprehensive income.

Translation of the financial statements of foreign companies

        The Group records transactions denominated in foreign currency in accordance with IAS 21—The Effect of Changes in Foreign Exchange Rates.

        The results and financial position of all the Group entities (none of which have the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

        (a)   assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

        (b)   income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

        (c)   all resulting exchange differences are recognized in other comprehensive income.

        Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

        The exchange rates used in translating the results of foreign operations are reported in the Exchange Rates Attachment to the Notes to the Consolidated Financial Statements.

COMPOSITION OF THE GROUP

        During 2016, the composition of the Group changed due to the acquisition of the remaining 63.2% of Salmoiraghi & Viganò S.p.A. ("Salmoiraghi & Viganò") in accordance with the agreement signed in 2012 with Fenix S.r.l.

        Please refer to Note 4 "Business Combinations," and Note 12 "Goodwill and Intangible Assets" for a description of the primary changes to the composition of the Group.

SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

        Cash comprises cash on hand and demand deposits and are carried at nominal amount, equal to fair value. Cash equivalents are short-term, highly liquid investments that are readily convertible to

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

known amounts of cash and which are subject to an insignificant risk of changes in value. Investments qualify as cash equivalents only when they have a maturity of three months or less from the date of the acquisition.

Accounts receivable and other receivables

        Accounts receivable and other receivables are carried at amortized cost. Losses on receivables are measured as the difference between the receivables' carrying amount and the present value of estimated future cash flows discounted at the receivables' original effective interest rate computed at the time of initial recognition. The carrying amount of the receivables is reduced through an allowance for doubtful accounts. The amount of the losses on written-off accounts is recorded in the consolidated statement of income within selling expenses.

        Subsequent collections of previously written-off receivables are recorded in the consolidated statement of income as a reduction of selling expenses

Assets available for sale

        Assets available for sale are carried at the lower of historical cost and fair value less cost to sell the assets.

Inventories

        Inventories are stated at the lower of the cost determined by using the average annual cost method by product line, which approximates the weighted average cost, and the net realizable value. The net realizable value represents the estimated sales price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions for write-downs for raw materials, work in process and finished goods which are considered obsolete or slow moving are computed taking into account their expected future utilization and their net realizable value. The Group also considers other reasons that the cost of inventories may not be recoverable such as damage, declines in selling price, increased costs of completion and increased costs to be incurred to make the sale. In addition when the Group performs its assessment of the net realizable value at the end of each reporting period, it considers whether the circumstances that previously caused inventories to be written down no longer exist or whether there is clear evidence of an increase in net realizable value because of changed economic circumstances and, if necessary, reverses the amount of the write-down so that the new carrying amount is the lower of the cost and the revised net realizable value.

Property, plant and equipment

        Property, plant and equipment are measured at historical cost. Historical cost includes expenditures that are directly attributable to the acquisition of the items. After initial recognition, property, plant and equipment is carried at cost less accumulated depreciation, calculated from the date the asset is available for use, and any accumulated impairment loss. The depreciable amount of the items of

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

property, plant and equipment, measured as the difference between their cost and their residual value, is allocated on a straight-line basis over their estimated useful lives as follows:

Category	Useful life

Buildings	From 10 to 40 years
Machinery and equipment	From 3 to 20 years
Aircraft	20 years
Other equipment	From 2 to 10 years
Leasehold Improvements	The lower of useful life and the residual duration of the lease contract

        Land is not subject to depreciation. Depreciation ceases when property, plant and equipment is classified as held for sale, in compliance with IFRS 5—Non-Current Assets Held for Sale and Discontinued Operations.

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repair and maintenance costs are charged to the consolidated statement of income during the financial period in which they are incurred.

        Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying item of property, plant and equipment are capitalized as part of the cost of that asset.

        The net carrying amount of the qualifying items of property, plant and equipment is assessed, in the case of impairment indicators, at each balance sheet date. The Group would record a writedown of the net carrying amount if it is higher than the recoverable amount. Assets' useful lives are assessed at each balance sheet date.

        Upon disposal or when no future economic benefits are expected from the use of an item of property, plant and equipment, its carrying amount is derecognized. The gain or loss arising from derecognition is included in profit and loss.

Finance and operating leases

        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statement of income on a straight-line basis over the lease term.

        Leases where lessees bear substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Each finance lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in "long-term debt", split by current and non-current liabilities, in the consolidated statement of financial position. The interest element of the finance cost is charged to the consolidated statement of income over the lease period. The assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Intangible assets

        (a)   Goodwill

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity or a cash generating unit include the carrying amount of goodwill relating to the entity sold.

        (b)   Trademarks and other intangible assets

        Separately acquired trademarks and licenses are shown at historical cost. Trademarks, licenses and other intangible assets, including distribution networks and franchisee agreements, acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of trademarks and licenses over their estimated useful lives.

        Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized over the expected life of the customer relationship.

        All intangible assets are subject to impairment tests, as required by IAS 36—Impairment of Assets, if there are indications that the assets may be impaired.

        Trademarks are amortized on a straight-line basis over periods ranging between 15 and 25 years. Distributor network, contractual customer relationships and lists are amortized on a straight-line basis or on an accelerated basis (projecting diminishing cash flows) over periods ranging between 20 and 23 years. Other intangible assets are amortized on a straight-line basis over periods ranging between 3 and 7 years.

Impairment of assets

        Intangible assets with an indefinite useful life, for example goodwill, are not subject to amortization and are tested at least annually for impairment.

        All other assets within the scope of IAS 36 are tested for impairment whenever there are indicators that those assets may be impaired. If such indicators exist, the assets' net carrying amount is compared

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

to their estimated recoverable amount. An impairment loss is recognized if the carrying amount is higher than the recoverable amount.

        Tangible assets and intangible assets with a definite useful life are subject to amortization and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, tangible and intangible assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Intangible assets with a definite useful life are reviewed at each reporting date to assess whether there is an indication that an impairment loss recognized in prior periods may no longer exist or has decreased. If such an indication exists, the loss is reversed and the carrying amount of the asset is increased to its recoverable amount, which may not exceed the carrying amount that would have been determined if no impairment loss had been recorded. The reversal of an impairment loss is recorded in the consolidated statement of income.

Financial assets

        The financial assets of the Group fall into the following categories:

        (a)   Financial assets at fair value through profit and loss

        Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current or non-current assets based on their maturity and are initially recognized at fair value.

        Transaction costs are immediately recognized in the consolidated statement of income.

        After initial recognition, financial assets at fair value through profit and loss are measured at their fair value each reporting period. Gains and losses deriving from changes in fair value are recorded in the consolidated statement of income in the period in which they occur. Dividend income from financial assets at fair value through profit or loss is recognized in the consolidated statement of income as part of other income when the Group's right to receive payments is established.

        (b)   Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months or which are not expected to be repaid within 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables are comprised of trade and other receivables. Loans and receivables are initially measured at their fair value plus transaction costs. After initial recognition, loans and receivables are measured at amortized cost, using the effective interest method.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        (c)   Financial assets available for sale

        Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Financial assets available for sale are initially measured at their fair value plus transaction costs. After initial recognition, financial assets available for sale are carried at fair value. Any changes in fair value are recognized in other comprehensive income. Dividend income from financial assets held for sale is recognized in the consolidated statement of income as part of other income when the Group's right to receive payments is established.

        A regular way purchase or sale of financial assets is recognized using the settlement date.

        Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

        The fair value of listed financial instruments is based on the quoted price on an active market. If the market for a financial asset is not active (or if it refers to non-listed securities), the Group defines the fair value by utilizing valuation techniques. These techniques include using recent arms-length market transactions between knowledgeable willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flows analysis, and pricing models based on observable market inputs, which are consistent with the instruments under valuation.

        The valuation techniques are primarily based on observable market data as opposed to internal sources of information.

        At each reporting date, the Group assesses whether there is objective evidence that a financial asset is impaired. In the case of investments classified as financial assets held for sale, a prolonged or significant decline in the fair value of the investment below its cost is also considered an indicator that the asset is impaired. If any such evidence exists for an available-for-sale financial asset, the cumulative loss, measured as the difference between the cost of acquisition and the current fair value, net any impairment loss previously recognized in the consolidated statement of income, is removed from equity and recognized in the consolidated statement of income.

        Any impairment loss recognized on an investment classified as an available-for-sale financial asset is not reversed.

Derivative financial instruments

        Derivative financial instruments are accounted for in accordance with IAS 39—Financial Instruments: Recognition and Measurement.

        At the date the derivative contract is entered into, derivative instruments are accounted for at their fair value and, if they are not designated as hedging instruments, any changes in fair value after initial recognition are recognized as components of net income for the year. If, on the other hand, derivative instruments meet the requirements for being classified as hedging instruments, any subsequent changes in fair value are recognized according to the following criteria, as illustrated below.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Group designates certain derivatives as instruments for hedging specific risks associated with highly probable transactions (cash flow hedges).

        For each derivative financial instrument designated as a hedging instrument, the Group documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives, the hedging strategy and the methodology to measure the hedging effectiveness. The hedging effectiveness of the instruments is assessed both at the hedge inception date and on an ongoing basis. A hedging instrument is considered highly effective when both at the inception date and during the life of the instrument, any changes in fair value of the derivative instrument offset the changes in fair value or cash flows attributable to the hedged items.

        If the derivative instruments are eligible for hedge accounting, the following accounting criteria are applicable:

  •
  Fair value hedge—when a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability ("hedged item"), both the changes in fair value of the derivative instrument as well as changes in the hedged item are recorded in the consolidated statement of income. The gain or loss related to the ineffective portion of the derivative instrument is recognized as financial income/expense.

  •
  Cash flow hedge—when a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of recognized assets or liabilities or highly probable forecasted transactions ("cash flow hedge"), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income ("OCI"). The cumulative gain or loss is removed from OCI and recognized in the consolidated statement of income at the same time as the economic effect arising from the hedged item affects income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statement of income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statement of income. When a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in OCI at that time remains in equity, and is recognized when the economic effect arising from the hedged item affects income. The Group utilizes derivative financial instruments, primarily Interest Rate Swap and Currency Swap contracts, as part of its risk management policy in order to reduce its exposure to interest rate and exchange rate fluctuations. Despite the fact that certain currency swap contracts are used as an economic hedge of the exchange rate risk, these instruments do not fully meet the criteria for hedge accounting pursuant to IAS 39 and are marked to market at the end of each reporting period, with changes in fair value recognized in the consolidated statement of income.

Accounts payable and other payables

        Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less from the reporting date. If not, they are presented as non-current liabilities.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Short and long-term debt

        Short and long-term debt is initially recorded at fair value, less directly attributable transaction costs, and subsequently measured at its amortized cost by applying the effective interest method. If there is a change in expected cash flows, the carrying amount of the long term-debt is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. Long-term debt is classified under non-current liabilities when the Group retains the unconditional right to defer the payment for at least 12 months after the balance sheet date and under current liabilities when payment is due within 12 months from the balance sheet date. Short-term debt and cash are offset when the Group has a legal right to set off the recognized amounts and intends to do so.

        Short- and long-term debt is removed from the statement of financial position when it is extinguished, i.e. when the obligation specified in the contract is discharged, canceled or expires.

Current and deferred taxes

        The tax expense for the period comprises current and deferred tax.

        Tax expenses are recognized in the consolidated statement of income, except to the extent that they relate to items recognized in OCI or directly in equity. In this case, tax is also recognized in OCI or directly in equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Interest and penalties associated with these positions are included in "provision for income taxes" within the consolidated statement of income.

        Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted as of the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Employee benefits

        The Group has both defined benefit and defined contribution plans.

        A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

        Actuarial gains and losses due to changes in actuarial assumptions or to changes in the plan's conditions are recognized as incurred in the consolidated statement of comprehensive income.

        Prior period's service costs are immediately recognized in the consolidated statements of income.

        For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefits expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Provisions for risks

        Provisions for risks are recognized when:

  •
  the Group has a present obligation, legal or constructive, as a result of a past event;

  •
  it is probable that the outflow of resources will be required; and

  •
  the amount of the obligation can be reliably estimated.

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense. Risks that are possible are disclosed in the notes. Risks that are remote are not disclosed or provided for.

        Restructuring costs are recorded when the general criteria for recording a provision are met. The Group has a constructive obligation when (i) a detailed formal plan identifies at least the business or part of the business impacted, the principal locations affected and the location, function and approximate number of employees who will be compensated for the termination of their services and (ii) a valid

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

expectation that the restructuring will be carried out has been raised by the Group with those parties affected by the restructuring.

Share-based payments

        The Company operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options or units). The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options or units granted.

        The total expense is recognized over the vesting period, which is the period over which all of the specified vesting and performance conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to equity.

Recognition of revenues

        Revenue is recognized in accordance with IAS 18—Revenue. Revenue includes: (i) sales of goods (both wholesale and retail); (ii) rendering of services such as insurance and administrative fees associated with the Group's managed vision care business, eye exams and related professional services; and (iii) sales of goods to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues.

        Revenue from the sale of goods is recognized when all of the following conditions have been satisfied:

  •
  the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

  •
  the Group retains neither continuing managerial involvement to the degree usually associated with ownership of the goods;

  •
  the amount of revenue can be measured reliably;

  •
  it is probable that the economic benefits associated with the transaction will flow to the Group; and

  •
  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

        Revenue from rendering of services is recognized by reference to the stage of completion of the transaction involving the rendering of services at the reporting date and when the outcome of the transaction can be estimated reliably. In particular, when all of the following conditions have been satisfied:

  •
  the amount of revenues can be measured reliably;

  •
  it is probable that the economic benefits associated with the transaction will flow to the Group;

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

  •
  the costs incurred for the transaction and the costs to compete the transaction can be measured reliably.

        Wholesale division revenues are recognized at the time goods are delivered to the customer. The Group records an accrual for the estimated amounts to be returned against revenue. This estimate is based on the Group's right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations other than the product warranty, if required by the law. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses.

        Retail division revenues are recognized upon receipt of the goods by the customer at the retail location. In some countries, the Group allows retail customers to return goods for a period of time and, as such, the Group records an accrual for the estimated amounts to be returned against revenue. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date, and is periodically reassessed. There are no other post-shipment obligations other than the product warranty, if required by the law. Additionally, the retail division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Customers who present a valid membership card typically receive a fixed percentage discount off the retail prices for a specified range of product and/or services. Revenues under these arrangements are recognized upon receipt of the products or services by the customer at the retail location. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. The retail division also includes managed vision care revenues consisting of both fixed fee and fee for service managed vision care plans. For fixed fee plans, the plan sponsor pays the Group a monthly premium for each enrolled subscriber. Premium revenue is recognized as earned during the benefit coverage period. Premiums are generally billed in the month of benefit coverage. Any unearned premium revenue is deferred and recorded within other current liabilities on the consolidated statement of financial position. For fee for service plans, the plan sponsor pays the Company a fee to process its claims. Revenue is recognized as the services are rendered. For these programs, the plan sponsor is responsible for funding the cost of claims. Accruals are established for amounts due under these relationships estimated to be uncollectible.

        Franchise revenues based on sales by unconsolidated franchisees (such as royalties) are accrued and recognized as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Group and when the related store begins operations. Allowances are established for amounts due under these relationships when they are determined to be uncollectible.

        The Group licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenues when earned.

        Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer. Trade discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of accounting estimates

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and assumptions which influence the value of assets and liabilities as well as revenues and costs reported in the consolidated statement of financial position and in the consolidated statement of income, respectively or the disclosures included in the notes to the consolidated financial statements in relation to potential assets and liabilities existing as of the date the consolidated financial statements were authorized for issue.

        Estimates are based on historical experience and other factors. The resulting accounting estimates could differ from the related actual results. Estimates are periodically reviewed and the effects of each change are reflected in the consolidated statement of income in the period in which the change occurs.

        The most significant accounting principles which require a higher degree of judgment from management are illustrated below.

        (a)   Valuation of receivables. Receivables from customers are adjusted by the related allowance for doubtful accounts in order to take into account their recoverable amount. The determination of the amount of write-downs requires judgment from management based on available documentation and information, as well as the solvency of the customer, and based on past experience and historical trends;

        (b)   Valuation of inventories. Inventories which are obsolete and slow moving are periodically evaluated and written down in the case that their net realizable value is lower than their carrying amount. Write-downs are calculated on the basis of management assumptions and estimates which are derived from experience and historical results;

        (c)   Valuation of deferred tax assets. The valuation of deferred tax assets is based on forecasted results which depend upon factors that could vary over time and could have significant effects on the valuation of deferred tax assets;

        (d)   Income taxes. The Group is subject to different tax jurisdictions. The determination of tax liabilities for the Group requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. The Group recognizes liabilities which could result from future inspections by the fiscal authorities on the basis of an estimate of the amounts expected to be paid to the taxation authorities. If the result of the abovementioned inspections differs from that estimated by Group management, there could be significant effects on both current and deferred taxes;

        (e)   Valuation of goodwill. Goodwill is subject to an annual impairment test. This calculation requires management's judgment based on information available within the Group and the market, as well as on past experience;

        (f)    Valuation of intangible assets with a definite useful life (trademarks and other intangibles). The useful lives and the amortization method of these intangible assets are assessed for appropriateness on an annual basis;

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        (g)   Benefit plans. The Group participates in benefit plans in various countries. The present value of pension liabilities is determined using actuarial techniques and certain assumptions. These assumptions include the discount rate, the expected return on plan assets, the rates of future compensation increases and rates relative to mortality and resignations. Any change in the abovementioned assumptions could result in significant effects on the employee benefit liabilities, and

        (h)   Valuation of provision for risks. The determination of the amount of the accruals requires judgment by management based on available documentation and information on potential liabilities.

Earnings per share

        The Company determines earnings per share and earnings per diluted share in accordance with IAS 33—Earnings per Share. Basic earnings per share are calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of shares outstanding during the period. For the purpose of calculating the diluted earnings per share, the Company adjusts the profit and loss attributable to ordinary equity holders, and the weighted average number of shares outstanding, for the effect of all dilutive potential ordinary shares.

Treasury Shares

        Treasury shares are recorded as a reduction of stockholders' equity. The original cost of treasury shares, as well as gains or losses on the purchase, sale or cancellation of treasury shares, are recorded in the consolidated statement of changes in equity.

2.  NEW ACCOUNTING PRINCIPLES

        New and amended accounting standards and interpretations, if not early adopted, must be adopted in the financial statements issued after the applicable effective date.

New standards and amendments that are effective for reporting periods beginning on January 1, 2016.

        The application of the new accounting standards and amendments indicated below, did not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IAS 19—Defined Benefit Plans: Employee Contributions.    The amendments reduce current services costs for the period by contributions paid by employees or by third parties during the period that are not related to the number of years of service, instead of allocating these contributions over the period when the services are rendered.

        Annual Improvements to IFRSs—2010-2012 Cycle.    The amendments adopted impact: (i) IFRS 2, clarifying the definition of "vesting condition" and introducing the definitions of conditions of service and results; (ii) IFRS 3, clarifying that obligations that correspond to contingent considerations, other than those covered by the definition of equity instrument, are measured at fair value at each balance sheet date, with changes recognized in the income statement; (iii) IFRS 8, requiring information to be disclosed regarding the judgments made by management in the aggregation of operating segments that describes how the segments have been aggregated and the economic indicators that

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

2.  NEW ACCOUNTING PRINCIPLES (Continued)

have been evaluated in order to determine that the aggregated segments have similar economic characteristics; (iv) IAS 16 and IAS 38, clarifying the procedures for determining the gross carrying amount of assets when a revaluation is determined as a result of the revaluation model; and (v) IAS 24, establishing the disclosures to be provided when there is a related party entity that provides key management personnel services to the reporting entity.

        Amendments to IFRS 11—Accounting for Acquisitions of Interests in Joint Operations.    The amendments advise on how to account for acquisitions of interests in joint operations.

        Amendments to IAS 1—Disclosure Initiative.    The amendments concern materiality, aggregation of items, structure of the notes, information about accounting policies and presentation of other comprehensive income arising from the measurement of equity method investments.

        Amendments to IAS 27—Equity Method in Separate Financial Statements.    The amendments clarify that an entity can apply the equity method to account for investments in subsidiaries, joint ventures and associates in its separate financial statements retrospectively.

        Amendments to IAS 16 and IAS 38—Clarification of Acceptable Methods of Depreciation and Amortization.    The amendments clarify the use of the "revenue-based method" to calculate the depreciation of an asset.

        Amendments to IFRS 10, IFRS 12 and IAS 28—"Investment Entities: Applying the Consolidation Exception".    The changes clarify the application of the exception to consolidation for investment entities.

        Annual Improvements to IFRSs—2012-2014 Cycle.    The amendments modify: (i) IFRS 5, clarifying that the reclassification of an asset (or disposal group) from held for sale to held for distribution (or vice versa) should not be considered as a change in the original disposal plan; (ii) IFRS 7, clarifying that: (A) excluding the presumption that the right to earn a fee for servicing a financial asset is generally continuing involvement and specifying that the entity should define the nature of the fee in accordance with the guidance of IFRS 7, and (B) the offsetting disclosures are not applicable to condensed interim financial statements unless they provide a significant update to the disclosure included in the most recent annual financial statements; (iii) IAS 19, clarifying that the depth of the market for high-quality corporate bonds should be assessed based on the currency in which the bond is denominated as opposed to the country in which the bond is located (in case a deep market of high-quality corporate bonds in a specific currency does not exist, corporate bonds should be considered); and (iv) IAS 34, clarifying that the required disclosures should be included either in the interim financial report or by cross-reference to other sections of the interim report (i.e. the management report). The disclosure included in the interim report should be available at the same time as the interim financial report.

New standards and amendments that are effective for reporting periods beginning after January 1, 2016 and not early adopted.

        The Group is assessing the impact of the following new accounting standards and amendments and on its consolidated financial statements.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

2.  NEW ACCOUNTING PRINCIPLES (Continued)

        Amendments to IAS 12—Recognition of Deferred Tax Assets on Unrealized Losses.    The amendments provide clarifications on the recognition of deferred tax assets on debt instruments measured at fair value. The amendments are applicable to periods beginning on or after January 1, 2017.

        Amendments to IAS 7—Disclosure Initiatives.    The amendments will require entities to provide disclosures that enable investors to evaluate changes in liabilities arising from financing activities. The amendments are applicable to periods beginning on or after January 1, 2017.

        IFRS 15—Revenue from Contracts with Customers.    This standard replaces IAS 18—Revenues, IAS 11—Construction Contracts, IFRIC 13—Customer Loyalty Programs, IFRIC 15—Agreements for Constructions of Real Estate, IFRIC 18—Transfers of Assets from Customers and SIC 31—Revenue—Barter Transactions Involving Advertising Services. Revenue is recognized when the customer obtains control over goods or services and, therefore, when it has the ability to direct the use of and obtain the benefit from them. If an entity agrees to provide goods or services for consideration that varies upon certain future events occurring or not occurring, an estimate of this variable consideration is included in the transaction price only if highly probable. The consideration in multiple element transactions is allocated based on the price an entity would charge a customer on a stand-alone basis for each good or service. Entities sometimes incur costs, such as sales commissions, to obtain or fulfill a contract. Contract costs that meet certain criteria are capitalized as an asset and amortized as revenue is recognized. The standard also specifies that an entity should adjust the transaction price for the time value of money in case the contract includes a significant financing component. IFRS 15 is applicable from the first quarter of periods beginning on or after January 1, 2018.

        Management is performing an analysis of contracts with customers signed by the Group in order to quantify the impact of the new and amended accounting standard on the Group.

        Clarifications to IFRS 15—Revenue from Contracts with Customers.    The objective of the standard is to clarify the guidance in IFRS 15 in respect of issues arising from the discussions of the Transition Resource Group for Revenue Recognition (TRG). The clarifications are applicable to periods beginning on or after January 1, 2018.

        IFRS 9—Financial instruments. This standard was issued in July 2014.    The final version of IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39—Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The new model introduced by IFRS 9 eliminates the threshold for the recognition of expected impairment losses, so that it is no longer necessary for a trigger event to

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

2.  NEW ACCOUNTING PRINCIPLES (Continued)

have occurred before impairment losses are recognized, and requires an entity to recognize expected impairment losses at all times and to update the amount of expected impairment losses at each reporting date to reflect changes in the credit risk of the financial instrument. IFRS 9 contains a three-stage approach to account for impairment losses. Each stage dictates how an entity measures impairment losses. IFRS 9 aligns hedge accounting with risk management activities undertaken by companies when hedging their financial and non-financial risk exposures. The new standard enables an entity to use information produced internally as a basis for hedge accounting. The standard is not applicable until January 1, 2018.

        Amendments to IFRS 2—"Clarification and Measurement of Share-based Payment Transaction."    The amendments define the accounting treatments in relation to share-based payment transactions. The standard is not applicable until January 1, 2018.

        Amendments to IFRS 4—"Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts."    These amendments clarify the accounting treatment in relation to insurance contracts applying IFRS 9. The standard is not applicable until January 1, 2018.

        Annual Improvements to IFRSs 2014-2016 Cycle    The amendment modifies (i) IFRS 1, clarifying exemptions for first-time adopters; (ii) IAS 28, clarifying accounting treatment for joint ventures and affiliates; and (iii) IFRS 12, clarifying the standard's applicability. The standard is not applicable until January 1, 2018.

        IFRIC Interpretation 22—"Foreign currency transactions and advance considerations."    These amendments clarify the accounting treatment in relation to profits or losses arising from foreign currency transactions. The standard is not applicable until January 1, 2018.

        IFRS 16—Leases.    The standard replaces IAS 17—"Leases" and requires all leases to be recorded on the balance sheet as assets and liabilities considering the substantial part of the contract. IFRS 16 is applicable to periods beginning on or after January 1, 2019. An entity can apply IFRS 16 before that date but only if it also applies IFRS 15 "Revenue from Contracts with Customers".

        The Group is analyzing its lease contracts with particular focus on rental agreements in the Retail division and is analyzing if there will be a significant impact on the Group's financial statements from application of the new and amended accounting standards.

        Amendments to IFRS 10 and IAS 28—Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.    These amendments clarify the accounting treatment in relation to profits or losses arising from transactions with joint ventures or associates accounted for using the equity method. The periods for which the amendments are applicable have not yet been defined.

3.  FINANCIAL RISKS

        The assets of the Group are exposed to different types of financial risk: market risk (which includes exchange rate risks, interest rate risk relative to fair value variability and cash flow uncertainty), credit risk and liquidity risk. The risk management strategy of the Group aims to stabilize the results of the Group by minimizing the potential effects due to volatility in financial markets. The Group uses derivative financial

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

3.  FINANCIAL RISKS (Continued)

instruments, mainly interest rate and currency swap agreements, as part of its risk management strategy.

        Financial risk management is centralized within the Treasury department which identifies, evaluates and implements financial risk hedging activities, in compliance with the Financial Risk Management Policy guidelines approved by the Board of Directors. The Policy defines the guidelines for any kind of risk, such as the exchange rate risk, the interest rate risk, credit risk and the utilization of derivative and non-derivative instruments. The Policy also specifies the management activities, the permitted instruments, the limits and proxies for responsibilities.

Exchange rate risk

        The Group operates at the international level and is therefore exposed to exchange rate risk related to the various currencies with which the Group operates. The Group only manages transaction risk. The transaction exchange rate risk derives from commercial and financial transactions in currencies other than the functional currency of the Group, i.e., the Euro.

        The primary exchange rate to which the Group is exposed is the Euro/USD exchange rate.

        The exchange rate risk management policy defined by the Group's management states that transaction exchange rate risk must be hedged for a percentage between 50% and 100% by trading forward currency contracts or permitted option structures with third parties.

        This exchange rate risk management policy is applied to all subsidiaries, including companies which have been recently acquired.

        If the Euro/USD exchange rate increases by 10% as compared to the 2016 and 2015 actual average exchange rates and all other variables remain constant, the impact on income before taxes would have been a decrease of Euro 104.0 million and Euro 99.4 million in 2016 and 2015, respectively. If the Euro/USD exchange rate decreases by 10% as compared to the actual 2016 and 2015 average exchange rates and all other variables remain constant, the impact on income before taxes would have been an increase of Euro 104.0 million and Euro 99.4 million in 2016 and 2015, respectively. Even if exchange rate derivative contracts are stipulated to hedge future commercial transactions as well as assets and liabilities previously recorded in the financial statements in foreign currency, these contracts, for accounting purposes, may not be accounted for as hedging instruments.

Price risk

        The Group is generally exposed to price risk associated with investments in bond securities which are classified as assets at fair value through profit and loss. As of December 31, 2016 and 2015, the Group investment portfolio was fully divested. As a result, there was no exposure to price risk on such dates.

Credit risk

        Credit risk exists in relation to accounts receivable, cash, financial instruments and deposits in banks and other financial institutions.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

3.  FINANCIAL RISKS (Continued)

Credit risk related to commercial counterparties

        The credit risk related to commercial counterparties is locally managed and monitored by a group credit control department for all entities included in the Wholesale distribution segment. Credit risk which originates within the retail segment is locally managed by the companies included in the retail segment.

        Losses on receivables are recorded in the financial statements if there are indicators that a specific risk exists or as soon as risks of potential insolvency arise, by determining an adequate accrual for doubtful accounts.

        The allowance for doubtful accounts used for the Wholesale segment and in accordance with the credit policy of the Group is determined by assigning a rating to customers according to the following categories:

  •
  "GOOD" (active customers), for which no accrual for doubtful accounts is recorded for accounts receivable overdue for less than 90 days. Beyond 90 days overdue a specific accrual is made in accordance with the customer's credit worthiness (customers "GOOD UNDER CONTROL"); and

  •
  "RISK" (no longer active customers), for which the outstanding accounts receivable are fully provided. The following are examples of events that may fall into the definition of RISK:

          a.     Significant financial difficulties of the customers;

          b.     A material contract violation, such as a general breach or default in paying interest or principal;

          c.     The customer declares bankruptcy or is subject to other insolvency proceedings; and

          d.     All cases in which there is documented proof certifying the non-recoverability of the receivables (i.e., the inability to trace the debtor, seizures).

        Furthermore, the assessment of the losses incurred in previous years is taken into consideration in order to determine the balance of the bad debt provision.

        The Group does not have significant concentrations of credit risk. In any case, there are proper procedures in place to ensure that the sales of products and services are made to reliable customers on the basis of their financial position as well as past experience. Credit limits are defined according to the thresholds approved by the Board of Directors and internal and external evaluations of the customer's reliability. The utilization of credit limits is regularly monitored through automated controls.

        Moreover, prior to October 2015, the Group had an agreement with an insurance company in order to cover the credit risk associated with customers in those countries where the Group does not have a direct presence. For 2016, a new global insurance agreement had not yet been finalized.

Credit risk related to the management of financial resources and cash availabilities

        With regards to credit risk related to the management of financial resources and cash availabilities, the risk is managed and monitored by the Group Treasury Department through financial guidelines to ensure that all the Group subsidiaries maintain relations with primary bank counterparties. Credit limits with respect to the primary financial counterparties are based on evaluations and analyses that are implemented by the Group Treasury Department.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

3.  FINANCIAL RISKS (Continued)

        Within the Group there are various shared guidelines governing the relations with the bank counterparties, and all the companies of the Group comply with the "Financial Risk Policy" directives.

        Usually, the bank counterparties are selected by the Group Treasury Department and cash availabilities can be deposited, over a certain limit, only with counterparties with elevated credit ratings, as defined in the Financial Risk Policy.

        Operations with derivatives are limited to counterparties with solid and proven experience in the trading and execution of derivatives and with elevated credit ratings, as defined in the policy, in addition to being subordinate to the undersigning of an ISDA (International Swaps and Derivatives Association) Master Agreement. In particular, counterparty risk of derivatives is mitigated through the diversification of the counterparty banks with which the Group deals. In this way, the exposure with respect to each bank is never greater than 25% of the total notional amount of the derivatives portfolio of the Group.

        During the course of the year, there were no situations in which credit limits were exceeded. Based on the information available to the Group, there were no potential losses deriving from the inability of the abovementioned counterparties to meet their contractual obligations.

Liquidity risk

        The management of the liquidity risk which originates from the normal operations of the Group involves the maintenance of an adequate level of cash availabilities as well as financial availabilities through an adequate amount of committed credit lines.

        With regards to the policies and actions that are used to mitigate liquidity risks, the Group takes adequate actions in order to meet its obligations. In particular, the Group:

  —
  utilizes debt instruments or other credit lines in order to meet liquidity requirements;

  —
  utilizes different sources of financing and, as of December 31, 2016, had unused lines of credit of approximately Euro 651 million;

  —
  is not subject to significant concentrations of liquidity risk, both from the perspective of financial assets as well as in terms of financing sources;

  —
  utilizes different sources of bank financing but also a liquidity reserve in order to promptly meet any cash requirements;

  —
  implements systems to concentrate and manage the cash liquidity (Cash Pooling) in order to more efficiently manage the Group financial flows, thereby avoiding the dispersal of liquid funds and minimizing financial charges; and

  —
  monitors, through the Treasury Department, forecasts on the utilization of liquidity reserves of the Group based on expected cash flows.

        The following tables include a summary, by maturity date, of assets and liabilities at December 31, 2016 and December 31, 2015. The reported balances are contractual and undiscounted figures. With regards to forward foreign currency contracts, the tables relating to assets report the flows relative to

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

3.  FINANCIAL RISKS (Continued)

receivables only. These amounts will be counterbalanced by payables, as reported in the tables relating to liabilities.

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2016
Cash and cash equivalents	866,864	—	—	—
Derivatives receivable	6,428	—	—	—
Accounts receivable	932,340	—	—	—
Other current assets	162,412	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2015
Cash and cash equivalents	864,852	—	—	—
Derivatives receivable	2,055	—	—	—
Accounts receivable	858,053	—	—	—
Other current assets	93,316	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2016
Debt owed to banks and other financial institutions	154,094	723,232	450,116	515,795	(*)
Derivatives payable	2,856	—	—	—
Accounts payable	944,402	—	—	—
Other current liabilities	672,814	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2015
Debt owed to banks and other financial institutions	44,882	226,556	672,588	825,153	(*)
Derivatives payable	2,173	—	—	—
Accounts payable	927,186	—	—	—
Other current liabilities	601,572	—	—	—

(*)
Excludes the balance of the amortized costs of Euro (8.2) million in 2016 and (9.2) in 2015.

Interest rate risk

        The interest rate risk to which the Group is exposed primarily originates from long-term debt. Such debt accrues interest at both fixed and floating rates.

        With regard to the risk arising from fixed-rate debt, the Group does not apply specific hedging policies since it does not deem the risk to be material.

        Floating-rate debt exposes the Group to a risk from the volatility of the interest rates (cash flow risk). In relation to this risk, and for the purposes of the related hedging, the Group utilized derivate contracts, specifically Interest Rate Swap (IRS) agreements, which exchange the floating rate for a fixed rate, thereby reducing the risk from interest rate volatility.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

3.  FINANCIAL RISKS (Continued)

        On the basis of various scenarios, the Group calculates the impact of rate changes on the consolidated statement of income. For each scenario, the same interest rate change is utilized for all currencies. The various scenarios only include those liabilities at floating rates that are not hedged with fixed interest rate swaps. As of December 31, 2016, the following floating-rate debt was outstanding, which was incurred by Salmoiraghi & Viganò prior to the time that the Company acquired it:

  •
  Bank loan—Line A: outstanding amount of Euro 25.5 million, with a maturity date of September 30, 2021, repayment in installments, interest rate of 6 month Euribor plus a margin of 2.60%.

  •
  Bank loan—Line B: outstanding amount of Euro 20 million, with a maturity date of September 30, 2022, repayment in installments, interest rate of 6 month Euribor plus a margin of 2.80%.

        The impact as of December 31, 2016 and net of tax effect of an increase of 100 basis points on net income, in a situation with all other variables unchanged, would have been a maximum increase/decrease of Euro 1.6 million (Euro 1.1 million net of tax effect).

        For the purposes of fully disclosing information about financial risks, a reconciliation between classes of financial assets and liabilities and the types of financial assets and liabilities identified on the basis of IFRS 7 requirements is reported below (in thousands of Euro):

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sales	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2016
Cash and cash equivalents	—	866,864	—	—	—	—	866,864	6
Accounts receivable	—	932,340	—	—	—	—	932,340	7
Other current assets	6,428	111,128	—	51,284	—	—	168,840	9
Other non-current assets		84,689	—	—	—	—	84,689	14
Short-term borrowings	—	208,813	—	—	—	—	208,813	16
Current portion of long-term debt		154,094					154,094	17
Accouts payable	—	944,402	—	—	—	—	944,402	18
Other current liabilities	—	672,814	—	—	2,856	—	675,670	21
Long-term debt	—	1,680,951	—	—	—	—	1,680,951	22
Other non-current liabilities	—	79,783	—	—	—	—	79,783	25

(*)
The notes reported above refer to the paragraphs within these notes to the consolidated financial statements in which the financial assets and liabilities are further explained.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

3.  FINANCIAL RISKS (Continued)

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sales	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2015
Cash and cash equivalents	—	864,852	—	—	—	—	864,852	6
Accounts receivable	—	858,053	—	—	—	—	858,053	7
Other current assets	2,055	93,316	—	—	—	—	95,372	9
Other non-current assets	—	84,800	—	—	—	—	84,800	14
Short-term borrowings	—	110,450	—	—	—	—	110,450	16
Current portion of long-term debt	—	44,882	—	—	—	—	44,882	17
Accounts payable	—	927,186	—	—	—	—	927,186	18
Other current liabilities	—	601,572	—	—	2,173	—	603,745	21
Long-term debt	—	1,715,104	—	—	—	—	1,715,104	22
Other non-current liabilities	—	91,391	—	—	—	—	91,391	25

(*)
The notes reported above refer to the paragraphs within these notes to the consolidated financial statements in which the financial assets and liabilities are further explained.

Default risk: negative pledges and financial covenants

        The financing agreements of the Group (see Note 22) require compliance with negative pledges and financial covenants, as set forth in the respective agreements, with the exception of the Group's bond issues dated March 19, 2012 and February 10, 2014, which require compliance only with negative pledges.

        With regards to negative pledges, in general, the clauses prohibit the Company and its subsidiaries from granting any liens or security interests on any of their assets in favor of third parties without the consent of the lenders over a threshold equal to 20% of the Group consolidated stockholders' equity. In addition, the sale of assets of the Company and its subsidiaries is limited to a maximum threshold of 10% of consolidated assets.

        Default with respect to the abovementioned clauses and following a grace period during which the default can be remedied, would be considered a material breach of the contractual obligations pursuant to the financing agreements of the Group.

        Financial covenants require the Group to comply with specific levels of financial ratios. The most significant covenants establish a threshold for the ratio of net debt of the Group to EBITDA (Earnings before interest, taxes, depreciation and amortization) as well as EBITDA to financial charges and priority debt to share equity. The covenants are reported in the following table:

Financial Ratios

Net Financial Position/Pro Forma EBITDA	<3.5
EBITDA/Pro Forma financial charges	>5
Priority Debt/Share Equity	<20%

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

3.  FINANCIAL RISKS (Continued)

        An explanation of the covenants referenced above is provided as follows:

  •
  "Net Financial Position/Pro Forma EBITDA" is an indicator of the prospective sustainability of debt repayments; the lower the absolute value, the greater a company's ability to repay the debt (as indicated by the Net Financial Position) through the generation of gross cash flows from ordinary operations (as indicated by the amount of EBITDA);

  •
  "EBITDA / Pro forma Financial Charges" is an indicator of financial leverage; the higher the value, the greater a company's ability to produce adequate resources to cover finance-related expenses; and

  •
  "Priority Debt/Share Equity" is an indicator of the ability to achieve financial equilibrium between internal and third-party sources of funding; the lower the ratio, the greater a company's ability to fund itself.

        In the case of a failure to comply with the abovementioned ratios, the Group may be called upon to pay the outstanding debt if it does not correct such default within the period indicated in the applicable agreement.

        Compliance with these covenants is monitored by the Group at the end of each quarter and, as of December 31, 2016, the Group was fully in compliance with these covenants. The Company also analyzes the trend of these covenants in order to monitor its compliance and, as of today, the analysis indicates that the ratios of the Group are below the thresholds which would result in default.

Fair value

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 13—Fair Value.

        IFRS 13 refer to valuation hierarchy techniques that are based on three levels:

  •
  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

  •
  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices); and

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

        In order to select the appropriate valuation techniques to utilize, the Group uses the above valuation hierarchy.

        The Group determined the fair value of the derivatives existing on December 31, 2016 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

3.  FINANCIAL RISKS (Continued)

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using
		December 31, 2016
Description	Classification		Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	6,428	—	6,428	—
Assets held for sale	Other current assets	100,000	—	—	100,000	(*)
Foreign Exchange Contracts	Other current liabilities	2,856	—	2,856	—

(*)
Assets held for sale include the property owned by the Group sold in march 2017. The fair value was determined based on the selling price agreed upon by the parties.

			Fair Value Measurements at Reporting Date Using
		December 31, 2015
Description	Classification		Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	2,055	—	2,055	—
Assets held for sale	Other current assets	19,289	—	—	19.289	(*)
Foreign Exchange Contracts	Other current liabilities	2,173	—	2,173	—

(*)
Assets held for sale include the aircraft owned by the Group and sold in January 2016. The fair value was determined based on the selling price agreed upon by the parties.

        The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using valuation techniques based on observable market data.

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use observable market inputs including Yield Curves and Spot and Forward prices.

4.  BUSINESS COMBINATIONS

        Pursuant to the agreement signed in 2012 (the "Contract") with Fenix S.r.l., which was renamed Salmoiraghi & Viganò Holding on November 25, 2016, the Group exercised the call option to acquire the remaining 63.2% Salmoiraghi & Viganò S.p.A. ("Salmoiraghi & Viganò" or "S&V"). As a result, beginning on November 25, 2016, the Group controlled Salmoiraghi & Viganò. Therefore, the interests in Salmoiraghi & Viganò prior to November 24, 2016 were considered and evaluated in accordance with the equity method of accounting and beginning on November 25, 2016 were consolidated in accordance with IFRS 10—Consolidated Financial Statements.

        The acquisition of the control of Salmoiraghi & Viganò represents a business combination achieved in stages, as stated in IFRS 3—Business Combinations. For this reason, at the acquisition date the Group (i) measured the previous interests in the acquiree (36.8%) at its fair value (Euro 87.5 million) and booked a gain in the Profit and Loss Statement in other income (Euro 35.7 million); and (ii) recognized and measured the identifiable assets acquired and the liabilities assumed at their fair value.

        In accordance with IFRS 3—Business Combinations the fair value of assets acquired and liabilities assumed have been determined on a provisional basis because the valuation has not yet been completed.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

4.  BUSINESS COMBINATIONS (Continued)

        These amounts could be modified within 12 months from the acquisition date.

        On December 28, 2016, the Company paid Euro 150.3 million for the 63.2% of the share capital acquired in S&V. The price was determined in accordance with the terms of the Contract.

        The accounting effects of this business combination in accordance with IFRS 3—Business Combinations—are as follows:

(Amounts in thousands of Euro)	S&V

Acquisition value 100% (A)	237,830
Total net identifiable assets (B)	47,850

Goodwill (C = A – B)	189,980
Cash paid (D)	150,308
Acquiree cash (E)	(22,792)

Net out flow of cash—investing activities (F = D + E)	127,516

        The fair values on a provisional basis are as follows:

(Amounts in thousands of Euro)	Fair value

Cash and cash equivalents (E)	22,792
Trade receivables*	10,591
Inventories	36,874
Other current assets	5,838
Fixed assets	20,192
Intangible assets	123,619
Investments	65
Other non-current assets	1,456

Total identifiable assets (G)	221,427
Financial liabilities	10,321
Trade payables	60,509
Short-term provisions for risk	644
Other current liabilities	19,055
Long-term loans	36,353
Long-term provisions for risk	10,177
Deferred tax liabilities	30,637
Pension funds	5,881

Total identifiable liabilities (H)	173,577

Total net identifiable assets (B = G – H)	47,850

        The goodwill is not tax deductible and primarily reflects the synergies that the Group estimates it will derive from the acquisition.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

4.  BUSINESS COMBINATIONS (Continued)

        On an unaudited pro forma basis, had the acquisition occurred at the beginning of the year, net sales and operating income contributed by Salmoiraghi & Viganò would have been Euro 217.1 million and Euro 20.3 million respectively.

5.  SEGMENT INFORMATION

        In accordance with IFRS 8—Operating segments, the Group operates in two operating segments: (1)  Manufacturing and Wholesale Distribution ("Wholesale") and (2) Retail Distribution ("Retail").

        The criteria applied to identify the operating segments are consistent with the way the Group is managed. In particular, the disclosures are consistent with the information regularly reviewed by the Group's Executive Chairman Leonardo Del Vecchio, in his role as Chief Operating Decision Maker ("CODM"), to make decisions about resources to be allocated to the segments and assessing their performance.

        Total assets and liabilities for each operating segment are no longer disclosed as they are not regularly reviewed by the CODM.

        Prior to January 2016, the Group's Chief Executive Officers were identified as the Chief Operating Decision Makers. In January 2016, our Board of Directors approved the assignment of responsibility for Markets, a role formerly held by Mr. Adil Mehboob Khan, to Mr. Leonardo Del Vecchio, the Company's Chairman of the Board and majority shareholder, as Executive Chairman. In connection therewith, the Board of Directors granted to the Executive Chairman additional responsibility and management authority (as compared to the CEO for Product and Operations) and, as a result, he has ultimate authority over operating decisions for the Group and assessing the operations of the Group. Due to this change, the Executive Chairman is the sole CODM, assisted in his role by the CEO for Product and Operations Massimo Vian. This change did not impact the operating segments as the information provided and reviewed by the CODM has not changed.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

5.  SEGMENT INFORMATION (Continued)

(Amounts in thousands of Euro)	Manufacturing and Wholesale Distribtuion	Retail Distribution	Inter-Segment transactions and corporate adjustments(c)	Consolidated

December 31, 2016
Net Sales(a)	3,527,662	5,558,045	—	9,085,707
Income from operations(b)	806,113	729,569	(190,436)	1,345,267
Interest income	—	—	—	15,469
Interest expenses	—	—	—	(81,528)
Other net	—	—	—	39,486
Income before provision for income taxes	—	—	—	1,318,693
Provision for income taxes	—	—	—	(466,373)
Net income	—	—	—	852,321
of which attributable to
—Luxottica stockholders	—	—	—	850,524
—non controlling interests	—	—	—	1,797
Capital expenditures	310,066	341,493	—	651,559
Depreciation, amortization and write-down	167,115	260,019	85,708	512,842
December 31, 2015
Net Sales(a)	3,592,555	5,244,023	—	8,836,578
Income from operations(b)	807,213	789,355	(220,123)	1,376,445
Interest income	—	—	—	11,190
Interest expenses	—	—	—	(106,439)
Other net	—	—	—	(3,281)
Income before provision for income taxes	—	—	—	1,277,914
Provision for income taxes	—	—	—	(471,042)
Net income	—	—	—	806,873
of which attributable to
—Luxottica stockholders	—	—	—	804,119
—non controlling interests	—	—	—	2,753
Capital expenditures	211,023	302,552	—	513,575
Depreciation, amortization and write-down	157,081	231,056	88,752	476,888

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets not allocated to a specific segment, as well as elimination of transactions between segments.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

5.  SEGMENT INFORMATION (Continued)

Information by geographic area

        The geographic segments include Europe, North America (which includes the United States of America, Canada and Caribbean islands), Asia-Pacific (which includes Australia, New Zealand, China, Hong Kong, Singapore and Japan), Latin America (which includes South and Central America) and Other (which includes all other geographic locations, including the Middle East). Sales are attributed to geographic segments based on the customer's location, whereas long-lived assets, net, are the result of the combination of legal entities located in the same geographic area.

Sales and fixed assets (Amounts in thousands of Euro)	Europe(1)	North America(2)	Asia Pacific(3)	Latin America	Other	Consolidated

2016
Net sales	1,700,314	5,369,665	1,157,837	551,874	306,018	9,086,707
Long lived assets (at year end)	374,312	916,743	315,460	60,039	5,998	1,672,553
2015
Net sales	1,630,948	5,151,178	1,177,926	542,983	333,546	8,836,578
Long lived assets (at year end)	356,816	728,507	292,886	52,744	4,571	1,435,524

(1)
Long-lived assets located in Italy represented 20% and 22% of the Group's total fixed assets as of December 31, 2016 and 2015, respectively. Net sales recorded in Italy were Euro 0.3 billion and Euro 0.3 billion in 2016 and 2015, respectively.

(2)
Long-lived assets located in the United States represented 55% and 48% of the Group's total fixed assets as of December 31, 2016 and 2015, respectively. Net sales recorded in the United States were Euro 5 billion and Euro 4.9 billion in 2016 and 2015, respectively.

(3)
Long-lived assets located in China represented 14% and 15% of the Group's total fixed assets as of December 31, 2016 and 2015, respectively.

INFORMATION ON THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

CURRENT ASSETS

6.  CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items (amounts in thousands of Euro):

Cash and cash equivalent (Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Cash at bank	856,948	856,611
Checks	7,355	5,596
Cash and cash equivalents on hand	2,561	2,645

Total	866,864	864,852

        See Note 22 and the consolidated statements of cash flows for further details.

        There is no restricted cash.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

7.  ACCOUNTS RECEIVABLE

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months (amounts in thousands of Euro):

Accounts receivable (Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Accounts receivable	983,348	895,555
Allowance for doubtful accounts	(51,008)	(37,501)

Total accounts receivable	932,340	858,053

        The increase in accounts receivable is mainly due to the growth of net sales in 2016 and the acquisition of Salmoiraghi & Viganò (Euro 9 million).

        The following table shows the allowance for doubtful accounts roll-forward (amounts in thousands of Euro):

(Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Balance as January 1	37,501	38,904
Increases	13,591	6,555
Decreases	(8,069)	(6,872)
Translation difference and other	(7,984)	(1,086)

Balance as December 31	51,008	37,501

        The book value of the accounts receivable approximates their fair value.

        As of December 31, 2016, the gross amount of accounts receivable was equal to Euro 983.3 million (Euro 895.6 million as of December 31, 2015). The bad debt fund as of December 31, 2016 amounted to Euro 51.0 million (Euro 37.5 million as of December 31, 2015).

        Write-downs of accounts receivable are determined in accordance with the Group credit policy described in Note 3 "Financial Risks."

        Accruals and reversals of the allowance for doubtful accounts are recorded within selling expenses in the consolidated statement of income.

        The maximum exposure to credit risk, as of the end of the reporting date, was represented by the fair value of accounts receivable which approximates their carrying amount.

        The Group believes that its exposure to credit risk does not call for other guarantees or credit enhancements.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

7.  ACCOUNTS RECEIVABLE (Continued)

        The table below summarizes the quantitative information required by IFRS 7 based on the categories of receivables pursuant to Group policies:

As December 31, 2016 (Amounts in thousands of Euro)	Gross receivables	Allowance for doubtful accounts	Maximum exposure to credit risk	Accounts receivable overdue but not included in the allowance for doubtful accounts	Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue	Overdue accounts receivable not included in the allowance for doubtful accounts >30 days overdue

Receivables of the Wholesale segment classified as GOOD	648,015	(4,304)	643,716	51,066	30,638	20,428
Receivables of the wholesale segment classified as GOOD-UNDER CONTROL	22,034	(3,304)	18,729	3,684	1,589	2,095
Receivable of the Wholesale segment classified as RISK	36,773	(33,170)	3,603	1,366	167	1,199
Receivables of the Retail segment	276,526	(10,230)	266,292	44,091	35,915	9,272

Total	983,348	(51,008)	932,340	100,207	68,309	32,994

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

7.  ACCOUNTS RECEIVABLE (Continued)

As December 31, 2015 (Amounts in thousands of Euro)	Gross receivables	Allowance for doubtful accounts	Maximum exposure to credit risk	Accounts receivable overdue but not included in the allowance for doubtful accounts	Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue	Overdue accounts receivable not included in the allowance for doubtful accounts >30 days overdue

Receivables of the Wholesale segment classified as GOOD	643,326	(5,785)	637,541	64,961	33,033	31,928
Receivables of the wholesale segment classified as GOOD-UNDER CONTROL	15,273	(1,055)	14,218	1,221	542	679
Receivable of the Wholesale segment classified as RISK	27,035	(23,994)	3,041	2,230	65	2,165
Receivables of the Retail segment	209,921	(6,667)	203,254	20,042	10,368	9,962

Total	895,555	(37,501)	858,053	88,454	44,008	44,734

        The accounts receivable in the retail division are mainly related to the insurance business of the Group.

        As of December 31, 2016, the amount of overdue receivables which were not included in the bad debt fund was equal to 10.2% of gross receivables (9.9% as of December 31, 2015) and 10.7% of receivables net of the bad debt fund (10.3% as of December 31, 2015). The Group does not expect any additional losses over amounts already provided for.

8.  INVENTORIES

        Inventories are comprised of the following items (amounts in thousands of Euro):

	2016	2015
(Amounts in thousands of Euro)	As of December 31,

Raw materials	198,038	200,336
Work in progress	38,054	51,828
Finished goods	798,413	711,009
Less: inventory obsolescence reserves	(141,032)	(129,901)

Total	893,472	833,272

        The increase in inventories in 2016 (Euro 71.3 million) was aimed at improving the quality of the customer experience by having inventory levels in line with customer demand. This amount is partially

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

8.  INVENTORIES (Continued)

offset by an increase in inventory obsolescence reserves equal to 11.1 million that is consistent with the prior period.

        The movements in the allowance for inventories reserve are as follows:

(Amounts in thousands of Euro)	Balance at beginning of period	Provision	Utilization	Other(1)	Balance at end of period

2015	133,163	65,077	(67,834)	(505)	129,901
2016	129,901	67,965	(64,004)	7,170	141,032

(1)
Other includes translation differences for the period.

9.  OTHER ASSETS

        Other assets comprise the following items:

	2016	2015
(Amounts in thousands of Euro)	As of December 31,

Sales taxes receivable	59,514	38,016
Prepaid expenses	461	1,458
Other financial current assets	57,581	55,896
Total financial assets	117,556	95,370
Income tax receivables	79,591	70,038
Advances to suppliers	14,194	15,070
Prepaid expenses	65,654	72,985
Other assets	6,664	19,468
Total non-financial assets	166,102	177,561

Total other assets	283,659	272,932

        The increase in financial assets, equal to Euro 22.2 million, is mainly related to: (i) the increase of receivables for commercial taxation in Italy and Brazil (Euro 21.5 million); and (ii) the increase in the fair value of a derivatives contract (Euro 4.4 million). The increases described above are partially offset by the incoming payment of the receivables related to the sale of the airplane owned by Luxottica Leasing S.r.l. (Euro 19.3 million)

        Other financial assets include receivables from foreign currency derivatives amounting to Euro 6.4 million as of December 31, 2016 (Euro 2.0 million as of December 31, 2015), assets held for sale of Euro 51.3 million, as well as other financial assets of the North America retail division totaling Euro 17 million as of December 31, 2016 (Euro 12.1 million as of December 31, 2015).

        The change in other assets, equal to Euro 11.5 million, is mainly related to: (i) the increase in tax receivables principally reclassified on the tax-related receivables in Luxottica Group. This increase is partially offset by the increase on tax receivables for the North American and Australian Group companies (Euro 9.5 million); (ii) the decrease in active prepayments of Euro 7.3 million; and (iii) the decrease in the other non-financial activity related to the payment of royalties (Euro 12.8 million).

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

9.  OTHER ASSETS (Continued)

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 6.6 million as of December 31, 2016 (Euro 19.5 million as of December 31, 2015).

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

10.  ASSETS HELD FOR SALE

        The assets held for sale, at December 31, 2016, were Euro 51.3 million. This amount includes the value of a building owned by Luxottica Group S.p.A. sold in March 2017.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

NON-CURRENT ASSETS

11.  PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment are reported below:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Historical cost	1,032,956	1,303,833	46,300	700,746	3,083,835
Accumulated depreciation	(536,643)	(816,474)	(13,047)	(400,053)	(1,766,218)

Total as of January 1, 2015	496,313	487,359	33,253	300,693	1,317,617

Increases	89,892	101,950	—	170,633	362,475
Decreases/writedowns	(8,311)	(2,105)	(1,537)	(7,758)	(19,711)
Translation difference and other	38,714	51,795	(19,255)	(22,611)	48,643
Depreciation expense	(73,834)	(124,405)	(1,965)	(73,295)	(273,499)

Total as of December 31, 2015	542,774	514,594	10,496	367,662	1,435,524

Of which:
Historical cost	1,160,057	1,456,077	11,362	825,695	3,453,190
Accumulated depreciation	(617,283)	(941,482)	(865)	(458,033)	(2,017,664)

Total as of December 31, 2015	542,774	514,595	10,496	367,662	1,435,524

Increases	145,841	118,820	—	283,988	548,649
Decreases/writedowns	(4,209)	(3,373)	—	(13,905)	(21,487)
Business combinations	3,847	15,703	—	643	20,192
Translation difference and other	(19,442)	58,023	—	(60,006)	(21,425)
Depreciation expense	(80,637)	(127,609)	(568)	(80,088)	(288,902)

Total as of December 31, 2016	588,175	576,156	9,928	498,293	1,672,552

Of which:
Historical cost	1,270,763	1,677,540	11,361	1,014,331	3,973,995
Accumulated depreciation	(682,588)	(1,101,384)	(1,433)	(516,038)	(2,031,443)

Total as of December 31, 2016	588,175	576,156	9,928	498,293	1,672,552

        Of the total depreciation expense of Euro 288.9 million in 2016 (Euro 273.5 million in 2015), Euro 99.4 million (Euro 94.1 million in 2015) is included in cost of sales, Euro 142.6 million (Euro 133.6 million in 2015) is included in selling expenses, Euro 14.1 million (Euro 11.6 million in 2015) is included in advertising expenses and Euro 32.8 million (Euro 34.2 million in 2015) is included in general and administrative expenses.

        Capital expenditures in 2016 and 2015 mainly relate to technology upgrades associated with manufacturing capacity, enhancements to IT infrastructure, opening of new stores and the remodeling of older stores. In 2016, increases included Euro 65.8 million related to the purchase price of a building in New York of which Euro 6.5 million was paid during 2015; this amount is included in assets under construction. In 2016, increases include Euro 14.7 million related capital additions not yet paid for as of year-end.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

11.  PROPERTY, PLANT AND EQUIPMENT (Continued)

        Other equipment includes Euro 233.3 million for assets under construction as of December 31, 2016 (Euro 108.5 million as of December 31, 2015) mainly related to: (i) investments in manufacturing facilities in Italy and China (Euro 34.4 million and Euro 32.8 million respectively); (ii) the construction of a new distribution center near Atlanta (Euro 36.3 million); and (iii) the opening and renovation of North America retail stores (Euro 23.6 million).

        Leasehold improvements totaled Euro 252.5 million and Euro 202.9 million as of December 31, 2016 and December 31, 2015, respectively.

12.  GOODWILL AND INTANGIBLE ASSETS

        Changes in goodwill and intangible assets for the years ended December 31, 2015 and 2016, were as follows:

(Amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

Historical cost	3,351,263	1,628,250	258,145	23,639	829,944	6,091,241
Accumulated depreciation	—	(854,562)	(118,507)	(11,529)	(370,880)	(1,355,477)

Total as of January 1, 2015	3,351,263	773,688	139,638	12,110	459,064	4,735,764

Increases	—	402	—	—	151,187	151,590
Decreases/writedowns					(3,157)	(3,157)
Business combinations	18,342	—	—	—	1,509	19,851
Translation difference and other	227,378	62,644	9,064	1,370	38,026	338,482
Depreciation expense		(72,868)	(15,638)	(1,293)	(113,590)	(203,389)

Total as of December 31, 2015	3,596,983	763,866	133,064	12,187	533,031	5,039,131

Of which:	—	—	—	—	—	—
Historical cost	3,596,983	1,745,004	277,266	26,362	1,020,028	6,665,643
Accumulated depreciation	—	(981,138)	(144,202)	(14,175)	(486,997)	(1,626,512)

Total as of December 31, 2015	3,596,983	763,866	133,064	12,187	533,031	5,039,131

Increases					103,006	103,006
Decreases/writedowns	—	(676)	—	—	(669)	(1,345)
Business combinations	189,980	93,505	16,252	—	13,861	313,599
Translation difference and other	84,478	17,828	4,924	335	10,761	118,309
Depreciation expense	—	(69,444)	(14,832)	(1,296)	(138,385)	(223,940)

Total as of December 31, 2016	3,871,442	805,078	139,408	11,226	521,605	5,348,759

Of which:						—
Historical cost	3,871,442	1,883,690	302,957	27,227	1,164,267	7,249,583
Accumulated depreciation	—	(1,078,612)	(163,549)	(16,001)	(642,662)	(1,900,824)

Total as of December 31, 2016	3,871,442	805,078	139,408	11,226	521,605	5,348,759

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

12.  GOODWILL AND INTANGIBLE ASSETS (Continued)

        The 2016 increases in goodwill and intangible assets due to business combinations is due to the acquisitions of Salmoiraghi & Viganò in 2016 and Sunglass Warehouse for Euro 18.3 million in November 2015. Please refer to Note 4 "Business Combinations" for further details.

        Of the total amortization expense of intangible assets of Euro 223.9 million in 2016 (Euro 203.4 million in 2015), Euro 182.8 million (Euro 178.1 million 2015) is included in general and administrative expenses, Euro 26.1 million (Euro 19.0 million in 2015) is included in selling expenses and Euro 15 million (Euro 6.3 million in 2015) is included in cost of sales.

        The increase in other intangible assets is mostly due to the continued implementation of the IT infrastructure of the Group, which accounted for Euro 80.6 million of the 2016 total.

Impairment of goodwill

        As of December 31, 2016 and 2015 goodwill totaled Euro 3,871.4 million and Euro 3,597.0 million, respectively. The increase is mainly due to the acquisition of Salmoiraghi & Viganò for Euro 190 million and to the strengthening of the main currencies in which the Group operates (Euro 84.4 million).

        In 2015, management assessed the aggregation of cash-generating units ("CGUs") previously identified for testing the impairment of its goodwill in light of the organizational changes that occurred in the retail business during the year. As a result of the analysis, management determined that the CGUs Retail North America, Retail Asia-Pacific and Retail Other were no longer representative of the way the goodwill is monitored and, therefore, identified the following new CGUs: Retail Optical, Retail Sun & Luxury and Retail Oakley. The CGU Wholesale was not impacted by the change.

        These CGU's remain unchanged for 2016.

        The value of goodwill allocated to each CGU is reported in the following table (amounts in thousands of Euro):

	December 31, 2016	December 31, 2015

Wholesale	1,435,106	1,398,104
Retail Optical	1,206,609	995,864
Retail Sun & Luxury	1,041,805	1,021,066
Retail Oakley	187,921	181,949

Total	3,871,442	3,596,983

        The information required by paragraph 134 of IAS 36 is provided below.

        The recoverable amount of each CGU has been verified by comparing its net assets carrying amount to its value in use.

        The main assumptions for determining the value in use are reported below:

  •
  Growth rate: 2.4% for Wholesale, 2.3% for Retail Optical, 2.2% for Retail Sun & Luxury and 1.8% for Retail Oakley

  •
  Discount rate: 6.9% for Wholesale, 6.5% for Retail Optical, 6.6% for Retail Sun & Luxury and 6.2% for Retail Oakley

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

12.  GOODWILL AND INTANGIBLE ASSETS (Continued)

        The discount rate has been determined on the basis of market information on the cost of money and the specific risk of the industry (Weighted Average Cost of Capital, WACC). In particular, the Group used a methodology to determine the discount rate which was in line with that utilized in the previous year, considering the rates of return on long-term government bonds and the average capital structure of a group of comparable companies.

        The growth rate use to determine the terminal value is in line with the long-term expected inflation in the counties the Group operates.

        The recoverable amount of CGUs has been determined by utilizing post-tax cash flow forecasts based on the Group's 2017-2019 three-year plan approved by management, on the basis of the results attained in previous years as well as management expectations—split by geographical area—regarding future trends in the eyewear market for both the Wholesale and Retail distribution segments. At the end of the three-year projected cash flow period, a terminal value was estimated in order to reflect the value of the CGU in future years. The terminal values were calculated as a perpetuity at the same growth rate as described above and represent the present value, in the last year of the forecast, of all future perpetual cash flows. The impairment test performed as of the balance sheet date resulted in a recoverable value greater than the carrying amount (net operating assets) of the above mentioned CGUs. In percentage terms, the surplus of the recoverable amount of the CGU over the carrying amount was equal to 511%, 20%, 12% and 5% of the carrying amount of the Wholesale, Retail Optical, Retail Sun & Luxury and Retail Oakley CGUs, respectively. A reduction in the recoverable amount of the CGU to a value that equals its carrying amount would require either of the following: (i) an increase in the discount rate to approximately 28.4% for Wholesale, 7.3% for Retail Optical, 7.2% for Retail Sun & Luxury and 6.7% for Retail Oakley; or (ii) change in the growth rate to a negative percentage for Wholesale, approximately 1.4% for the Retail Optical, to approximately 1.6% for the Retail Sun & Luxury, and to approximately 1.3% for the Retail Oakley.

        In addition, reasonable changes to the abovementioned assumptions used to determine the recoverable amount (i.e., growth rate changes of +/–0.5 percent and discount rate changes of +/–0.5 percent) would not significantly affect the impairment test results.

13.  INVESTMENTS

        Investments amounted to Euro 20.2 million as of December 31, 2016 (Euro 65.4 million as of December 31, 2015). The balance mainly related to the investment in Eyebiz Laboratories Pty Limited (a joint venture formed in 2010 between Luxottica and Essilor International that provides most of the Australian lab requirements) for Euro 6.7 million (Euro 6.0 million as of December 31, 2015). The decrease from December 31, 2015 to December 31, 2016 is mainly driven by the change of the consolidation method for Salmoiraghi & Viganò after the acquisition of the remaining shares. See note 4 "Business Combinations".

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

14.  OTHER NON-CURRENT ASSETS

(Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Other financial assets	84,689	84,800
other assets	12,611	20,774

Total other non-current assets	97,300	105,574

        Other financial assets primarily include security deposits totaling Euro 39 million (Euro 38.8 million as of December 31, 2015).

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 12.6 million (Euro 20.8 million as of December 31, 2015). The decrease is mainly due to the reclassification to other current assets of royalties that were due in 2016.

15.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

        The balance of deferred tax assets and liabilities as of December 31, 2016 and December 31, 2015 is as follows:

(Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Deferred tax assets	133,369	174,433
Deferred tax liabilities	257,036	277,327

Deferred tax liabilities (net)	123,667	102,894

        The analysis of deferred tax assets and deferred tax liabilities, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Deferred tax assets:
Deferred tax assets to be recovered within 12 months	290,958	250,465
Deferred tax assets to be recovered after 12 months	181,616	204,923

	472,573	455,388

Deferred tax liabilities:
Deferred tax liabilities to be recovered within 12 months	14,459	15,094
Deferred tax liabilities to be recovered after 12 months	581,781	543,189

	596,240	558,283

Deferred tax liabilities (net)	123,667	102,894

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

15.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

        The gross movement in the deferred income tax accounts, during 2016 and 2015 is as follows:

(Amounts in thousands of Euro)	Financial Year 2016	Financial Year 2015

As of January 1	102,894	78,697
Exchange rate difference and other movements	7,229	43,463
Business combinations	30,923	—
Income statements	(16,007)	(13,609)
Tax charge/(credit) directly to equity	(1,372)	(5,658)

At December 31	123,667	102,894

        The movement of deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(Amounts in thousands of Euro)	As of January 1, 2015	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/ (credited) to equity	As of December 31, 2015

Inventories	125,120	4,568	—	12,289	—	141,977
Self-insurance reserves	12,881	1,437	—	(382)	—	13,936
Net operating loss carry-forwards	28,079	(5,173)	—	10,020	—	32,926
Rights of return	21,450	(782)	—	(899)	—	19,769
Deferred tax on derivatives	—	—	—	—	—	—
Employee-related reserves	82,358	(4,635)	—	6,910	6,456	91,089
Occupancy reserves	16,534	5,057	—	1,234	—	22,825
Trade names	67,429	11,468	—	(6,826)	—	72,071
Fixed assets	10,799	129	—	(1,117)	—	9,811
Other	58,409	(6,186)	—	(1,238)	—	50,885

Total	423,059	5,883	—	19,991	6,456	455,388

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

15.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

(Amounts in thousands of Euro)	As of January 1, 2015	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/ (credited) to equity	As of December 31, 2015

Dividends	12,899	—	—	(5,072)	—	7,827
Trade names	216,175	20,673	—	(17,894)	—	218,955
Fixed assets	67,344	(2,014)	—	13,927	—	79,257
Other intangibles	188,147	44,501	—	(1,008)	—	231,640
Other	17,190	(13,814)	—	16,429	798	20,604

Total	501,755	49,346	—	6,382	798	558,283

(Amounts in thousands of Euro)	As of January 1, 2016	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/ (credited) to equity	As of December 31, 2016

Inventories	141,977	8,996	564	17,830	—	169,367
Self-insurance reserves	13,936	329	—	(812)	—	13,453
Net operating loss carry-forwards	32,926	(1,166)	9,162	(3,161)	—	37,761
Rights of return	19,769	558	1,328	(2,596)	—	19,059
Employee-related reserves	91,090	(6,140)	457	(5,646)	1,369	81,130
Occupancy reserves	22,824	(124)	—	624	—	23,324
Trade names	72,071	(10,093)	1,395	(6,399)	—	56,974
Fixed assets	9,811	(860)	927	(428)	—	9,450
Other	50,984	4,366	923	5,778	3	62,054

Total	455,388	(4,134)	14,756	5,190	1,372	472,573

(Amounts in thousands of Euro)	As of January 1, 2016	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/ (credited) to equity	As of December 31, 2016

Dividends	7,827	—	—	5,936	—	13,763
Trade names	218,955	1,584	32,374	(18,406)	—	234,507
Fixed assets	79,257	7,785	—	496	—	87,538
Other intangibles	231,640	(520)	12,733	(1,933)	—	241,920
Other	20,604	(5,754)	572	3,090	—	18,512

Total	558,283	3,095	45,679	(10,817)	—	596,240

        Deferred income tax assets are recognized for tax loss carry forwards to the extent that the realization of the related tax benefit through future profit is probable. The Group did not recognize deferred income tax assets of Euro 42.6 million in respect of losses amounting to Euro 160.8 million that

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

15.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

can be carried forward against future taxable income and Euro 89.0 million that can be indefinitely carried forward. Whereas, for Euro 71.8 million there is a breakdown of the net operating losses by expiration date as follows:

(Amounts in thousands of Euro)	Amount

Year ending December 31:
2017	16,704
2018	17,313
2019	20,624
2020	11,250
2021	2,862
Subsequent years	3,062

Total	71,816

        The Group does not provide for an accrual for income taxes on undistributed earnings of its non-Italian operations to the related Italian parent company of Euro 3.8 billion and Euro 3.6 billion in 2016 and 2015, respectively, that are intended to be permanently invested. In connection with the 2016 earnings of certain subsidiaries, the Group has provided for an accrual for income taxes related to dividends from earnings to be paid in 2017.

CURRENT LIABILITIES

16.  SHORT-TERM BORROWINGS

        Short-term borrowings at December 31, 2016 and 2015, reflect current account overdrafts with various banks as well as uncommitted short-term lines of credit with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of December 31, 2016 and 2015, the Company had unused short-term lines of credit of approximately Euro 651.0 million and Euro 632.0 million, respectively.

        The Company and its wholly-owned Italian subsidiaries Luxottica S.r.l., Luxottica Italia S.r.l. and Salmoiraghi & Viganò maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 349.4 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2016, an aggregate of Euro 100.0 million was outstanding under these credit lines.

        Luxottica U.S. Holdings Corp. ("U.S. Holdings") maintains unsecured lines of credit with two separate banks for an aggregate maximum credit of Euro 118.5 million (USD 124.9 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2016, these credit lines were not utilized. There was Euro 50.8 million of standby letters of credit outstanding related to guarantees on these lines of credit.

        The book value of short-term borrowings is approximately equal to their fair value.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

17.  CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Company, as further described below in Note 22 "Long-term Debt."

18.  ACCOUNTS PAYABLE

        Accounts payable were Euro 944.4 million as of December 31, 2016 (Euro 927.2 million as of December 31, 2015). The increase in 2016 as compared to 2015 is mainly due to the growth of the business and to the strengthening of the foreign currencies in which the Group operates compared to the Euro.

        The carrying value of accounts payable is approximately equal to their fair value.

19.  INCOME TAXES PAYABLE

        The balance is detailed below:

(Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Current year income taxes payable	45,584	76,787
Income taxes advance payment	(28,346)	(42,608)

Total	17,238	34,179

20.  SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance as of December 31, 2016 and December 31, 2015 is detailed below:

(Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Legal Risk	3,243	2,032
Self Insurance	8,540	8,314
Tax Provision	42,421	25,146
Returns	55,761	49,191
Other Risks	35,735	34,096

Total	145,701	118,779

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

20.  SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES (Continued)

        The roll-forward of short-term provision for risks as of December 31, 2015 and 2016, is as follows (amounts in thousands of Euro):

(Amounts in thousands of Euro)	Legal Risk	Self Insurance	Tax Provision	Other Risks	Returns	Total

Balance as of December 31, 2015	2,032	8,314	25,146	34,096	49,191	118,779
Increases	1,074	6,199	17,591	15,745	23,546	64,155
Decreases	(268)	(6,310)	(648)	(12,889)	(18,397)	(38,522)
Foreign translation difference and other movements	404	338	333	(1,206)	1,421	1,290

Balance as of December 31, 2016	3,243	8,540	42,421	35,735	55,761	145,701

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business of the Group.

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years.

21.  OTHER LIABILITIES

        The balance as of December 31, 2016 and December 31, 2015 is as follows:

	December 31
(Amounts in thousands of Euro)
	2016	2015

Salaries payable	340,754	334,519
Sales taxes payable	49,493	36,119
Due to social security authorities	70,180	37,976
Leasing rental	26,398	23,823
Insurance	12,164	11,521
Sales commissions payable	7,064	7,314
Premiums and discounts	4,322	4,066
Royalties payable	3,034	3,003
Derivative financial liabilities	2,856	2,173
Other financial liabilities	159,406	143,231

Total financial liabilities	675,670	603,745

Deferred income	69,596	60,998
Other liabilities	655	6,681

Total liabilities	70,251	67,679

Total other current liabilities	745,921	671,424

        The increase in salaries payable is mainly due to the higher accruals for the acquisition of Salmoiraghi & Viganò, which led to an increase of Euro 7.7 million.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

21.  OTHER LIABILITIES (Continued)

        The increase in social security payables is determined by the higher "social security" related to the companies situated in North America for Euro 11.5 million.

        The increase in sales taxes payables is mainly due to the increase in liabilities of our Brazilian subsidiary of Euro 16.1 million and, in general, to the increase of sales.

        The increase in the prepayments is determined by the increase on the advances to customers of Euro 7.7 million.

NON-CURRENT LIABILITIES

22.  LONG-TERM DEBT

        Long-term debt was Euro 1,835.0 million (including Euro 154.1 million due in 2017) and Euro 1,760.0 million (Euro 44.9 million due in 2016) as of December 31, 2016 and 2015, respectively.

        The roll-forward of long-term debt as of December 31, 2016 and 2015, is as follows (amounts in thousands of Euro):

(Amounts in thousands of Euro)	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Other loans with banks and other third parties, interest at various rates, payable in installments through 2016	Total

Balance as of January 1, 2016	—	1,725,967	34,019	1,759,986

Proceeds from new and existing loans/leases	—	—	18,081	18,081
Repayments	—	—	(12,696)	(12,696)
Loans assumed in business combinations	—	—	46,674	46,674
Amortization of fees and interests	—	1,924	—	1,924
Translation difference	—	19,941	1,132	21,076

Balance as of December 31, 2016	—	1,747,832	87,210	1,835,045

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

22.  LONG-TERM DEBT (Continued)

(Amounts in thousands of Euro)	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Other loans with banks and other third parties, interest at various rates, payable in installments through 2015	Total

Balance as of January 1, 2015	—	2,271,171	44,032	2,315,203

Proceeds from new and existing loans/leases	—	—	14,410	14,410
Repayments	—	(614,465)	(28,502)	(642,967)
Amortization of fees and interests	—	(3,609)	—	(3,609)
Translation difference	—	72,870	4,079	76,949

Balance as of December 31, 2015	—	1,725,967	34,019	1,759,986

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take action to issue debt, when appropriate. The Group's debt agreements contain certain covenants, including covenants that limit its ability to incur additional indebtedness (for more details see Note 3—Default risk: negative pledges and financial covenants). As of December 31, 2016, the Group was in compliance with these financial covenants.

        The table below summarizes the Group's long-term debt as of December 31, 2016.

Type	Series	Issuer/borrower	Issue date	CCY	Amount	Outstanding amount at the reporting date	Fair Value (€/ml)	Coupon/ Pricing	Interest rate as of December 31, 2016	Maturity

Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	48.6	5.190%	5.190%	January 29, 2017
Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	52.0	3.750%	3.750%	September 15, 2017
Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	135.3	6.770%	6.770%	July 1, 2018
Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	78.4	5.390%	5.390%	January 29, 2019
Bond (Listed on Luxembourg Stock Exchange/no covenants)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	555.7	3.625%	3.625%	March 19, 2019
Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	54.2	5.750%	5.750%	January 29, 2020
Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	58.6	4.250%	4.250%	September 15, 2020
Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	367.5	4.350%	4.350%	December 15, 2021
Bond (Listed on Luxembourg Stock Exchange/no covenants)		Luxottica Group S.p.A.	February 10, 2014	EUR	500,000,000	500,000,000	582.9	2.625%	2.625%	February 10, 2024
Bank Loan		Salmoiraghi & Viganò S.p.A.	December, 23 2015	EUR	30,000,000	25,500,000	26.8	2.60%	2.60%	September, 30 2021
Bank Loan		Salmoiraghi & Viganò S.p.A.	December, 23 2015	EUR	20,000,000	20,000,000	22.2	2.80%	2.80%	September, 30 2022

        On March 19, 2012, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. When issued, the Notes were assigned a "BBB+" credit rating by Standard & Poor's Ratings Services ("Standard & Poor's") and, on January 20, 2014, the Notes were upgraded to an "A–" credit rating by Standard & Poor's.

        On April 29, 2013, the Group's Board of Directors authorized a Euro 2 billion "Euro Medium Term Note Programme" pursuant to which Luxottica Group S.p.A. may from time to time offer notes to

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

22.  LONG-TERM DEBT (Continued)

investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The notes issued under this program are listed on the Luxembourg Stock Exchange.

        On February 10, 2014, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024 under the Group's Euro Medium Term Note Programme. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS1030851791. Interest on the Notes accrues at 2.625% per annum. The Notes were assigned an "A–" credit rating by Standard & Poor's.

        Salmoiraghi & Viganò, at the time that it was acquired by the Group, was a borrower under the following loan facilities:

  •
  Line A: a term loan in an outstanding amount of Euro 25.5 million accrues interest at a rate of six months Euribor (floored at zero) plus a margin of 2.60% with an amortized repayment schedule and maturity on September 30, 2021.

  •
  Line B: a term loan in an outstanding amount of Euro 20 million accrues interest at a rate of six months Euribor (floored at zero) plus a margin of 2.80% with an amortized repayment schedule and maturity on September 30, 2022.

  •
  Line C: a revolving credit facility in an available amount of Euro 10 million, which was not utilized at December 31, 2016.

  •
  Line RCF: a revolving credit facility in an available amount of Euro 10 million, which was not utilized at December 31, 2016.

        The above term loans were repaid in full and the revolving credit facilities were cancelled on February 9, 2017.

        The fair value of long-term debt as of December 31, 2016 was equal to Euro 1,982.2 million (Euro 1,907.1 million as of December 31, 2015). The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt and adjusted in order to take into account the Group's current credit rating (Level 2 of the valuation hierarchy). The above fair value does not include capital lease obligations of Euro 42.4 million.

        Long-term debt, including capital lease obligations, as of December 31, 2016 matures as follows:

Year ended December 31, (Amounts in thousands of Euro)	Amount

2017	154,094
2018	137,956
2019	585,276
2020	107,802
Subsequent years	858,109
Effect deriving from the adoption of the amortized cost method	(8,192)

Total	1,835,045

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

22.    LONG-TERM DEBT (Continued)

        The net financial position and disclosure required by the Consob communication no. DEM/6064293 dated July 28, 2006 and by the CESR recommendation dated February 10, 2005 "Recommendation for the consistent application of the European Commission regulation on Prospectus" is as follows:

(Amounts in thousands of Euro)		Note	December 31, 2016	December 31, 2015

A	Cash and cash equivalents	6	866,864	864,852
B	Other availabilities		—	—
C	Hedging instruments on foreign exchange rates	9	6,428	2,055

D	Availabilities (A) + (B) + (C)		873,292	866,907
E	Current Investments		—	—
F	Bank overdrafts	16	208,813	110,450
G	Current portion of long term debt	17	154,094	44,882
H	Hedging instruments on foreign exchange rates	22	2,856	2,173
I	Hedging instruments on interest rates		—	—

J	Current Liabilities(F) + (G) + (H) +(I)		365,762	157,505

K	Net liquidity (J) – (E) – (D)		(507,530)	(709,402)

L	Long term debt	22	36,135	415
M	Notes payables	22	1,614,519	1,690,599
N	Hedging instruments on interest rates		—	—
O	Other non-debt	22	30,297	24,090

P	Total Non Current Liabilities (L) + (M) + (N) + (O)		1,680,951	1,715,104

Q	Net Financial Position (K) + (P)		1,173,421	1,005,702

        A reconciliation between the net financial position above and the net financial position presented in the Management Report is as follows:

(Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Net Financial Positions, as presented in the Notes	1,173,421	1,005,702
Hedging instruments on foreign exchange rates	6,428	2,055
Hedging instruments on foreign exchange rates	(2,856)	(2,173)

Net Financial Positions	1,176,993	1,005,584

        Interest accrued and not yet paid of Euro 35.8 million (Euro 35.2 million as of December 31, 2015) is classified under current liabilities.

        Our net financial position with respect to related parties is not material.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

22.    LONG-TERM DEBT (Continued)

        Long-term debt includes finance lease liabilities of Euro 42.4 million (Euro 33.6 million as of December 31, 2015).

(Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Gross finance lease liabilities:
—no later than 1 year	13,734	10,600
—later than 1 year and no later than 5 years	31,869	22,184
—later than 5 years	58	3,843
Finance lease liabilities	45,661	36,627
Future finance charges on finance lease liabilities	3,264	3,072

Present values of finance lease liabilities	42,397	33,555

        The present value of finance lease liabilities is as follows:

(Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

—no later than 1 year	12,100	9,467
—later than 1 year and no later than 5 years	30,242	20,414
—later than 5 years	55	3,674

Present values of finance lease liabilities	42,397	33,555

23.    EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 159.4 million (Euro 136.2 million as of December 31, 2015). The balance mainly included: (i) liabilities for termination indemnities of Euro 56.3 million (Euro 47.8 million as of December 31, 2015); (ii) liabilities for employee benefits of the U.S. subsidiaries of the Group of Euro 98.5 million (Euro 88.4 million as of December 31, 2015); and (iii) liabilities related to the long-term incentive plan approved by the Board of Director on October 2016 (Euro 4.6 million). The increase is mainly due to a decrease in the discount rates used to determine the liability offset by the strengthening of the U.S. dollar compared to the Euro. Actuarial losses recorded in the statement of other comprehensive income which will never reverse into P&L in future years total Euro 15.2 million.

Liabilities for Employee Benefits for the Italian Companies

        Liabilities for termination indemnities mainly include post-employment benefits of the Italian companies' employees (hereinafter "TFR"), which at December 31, 2016 amounted to Euro 44.7 million (Euro 38.0 million as of December 31, 2015).

        Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute for Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 and continues to be considered a defined benefit plan.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

23.    EMPLOYEE BENEFITS (Continued)

Therefore, each year, the Group adjusts its accrual based upon headcount and inflation, excluding changes in compensation level.

        This liability as of December 31, 2016 represents the estimated future payments required to settle the obligation resulting from employee service, determined using the actuarial techniques required by IAS 19, excluding the component related to the future salary increases.

        Contribution expense to pension funds was Euro 25.0 million and Euro 22.2 million for the years 2016 and 2015, respectively.

        In application of IAS 19, the valuation of TFR liability accrued as of December 31, 2006 was based on the Projected Unit Credit Cost method. The main assumptions utilized are reported below:

Economic Assumptions	2016	2015

Discount rate	1.31%	2.00%
Annual TFR increase rate	2.63%	2.81%
Mortality tables:	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48
Retirement probability:	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)

        Movements in liabilities during the course of the year are detailed in the following table:

(Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Liabilities at the beginning of the period	38,019	41,771
Expenses for interests	746	614
Change in the revaluation rate	—	—
Actuarial loss (income)	1,617	(2,611)
Benefits paid	(1,484)	(1,755)
Business combination	5,832	—

Liabilities at the end of the period	44,729	38,019

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

23.    EMPLOYEE BENEFITS (Continued)

        The sensitivity of the employee benefits obligation to changes in the significant assumptions is (amounts in thousands):

(Amounts in thousands of Euro)	Actuarial valuation rate		Annual inflation rate		Annual turnover rate

Sensitivity	+0.5%	–0.50%	+0.25%	–0.25%	+2.00%	–2.00%
Past Service Liability	37,169	40,759	39,426	38,379	38,492	39,376

        The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur. When calculating the sensitivity of the employee benefit obligations to significant actuarial assumptions, the same method has been applied as when calculating the liabilities recognized within the statements of financial position.

Pension funds

        Qualified Pension Plans—U.S. Holdings sponsors a qualified noncontributory defined benefit pension plan, the Luxottica Group Pension Plan ("Lux Pension Plan"), which provides for the payment of benefits to eligible past and present employees of U.S. Holdings upon retirement. Pension benefits are gradually accrued based on length of service and annual compensation under a cash balance formula. Participants become vested in the Lux Pension Plan after three years of vesting service as defined by the Lux Pension Plan. In 2013, the Lux Pension Plan was amended so that employees hired on or after January 1, 2014 would not be eligible to participate.

        Nonqualified Pension Plans and Agreements—U.S. Holdings also maintains a nonqualified, unfunded supplemental executive retirement plan ("Lux SERP") for participants of its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan. This plan's benefit provisions mirror those of the Lux Pension Plan.

        U.S. Holdings also sponsors the Cole National Group, Inc. Supplemental Pension Plan. This plan is a nonqualified unfunded SERP for certain participants of the former Cole pension plan who were designated by the Board of Directors of Cole on the recommendation of Cole's chief executive officer at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

        All plans operate under the U.S. regulatory framework. The plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Luxottica Group ERISA Plans Compliance and Investment Committee controls and manages the operation and administration of the plans. The plans expose the Company to actuarial risks, such as longevity risk, currency risk, and interest rate risk. The Lux Pension Plan exposes the Company to market (investment) risk.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

23.    EMPLOYEE BENEFITS (Continued)

        The following tables provide key information pertaining to the Lux Pension Plan and SERPs (amounts in thousands of Euro).

Lux Pension Plan (Amounts in thousands of Euro)	Benefit Obligation	Plan Assets	Total

At January 1, 2015	683,753	(609,389)	74,364
Service Cost	31,033	2,434	33,467
Interest expense/(income)	30,603	(28,334)	2,270
Return on plan assets	—	36,190	36,190
(Gain)/loss from financial assumption changes	(36,263)	—	(36,263)
(Gain)/loss from demographic assumption changes	(3,865)	—	(3,865)
Experience (gains)/losses	(6,967)	—	(6,967)
Employer contributions		(32,660)	(32,660)
Benefit payment	(23,790)	23,790	—
Translation difference	78,580	(70,164)	8,416

At December 31, 2015	753,083	(678,133)	74,950

Lux Pension Plan (Amounts in thousands of Euro)	Benefit Obligation	Plan Assets	Total

At January 1, 2016	753,083	(678,133)	74.950
Service Cost	27,099	2,927	30,026
Interest expense/(income)	27,781	(25,380)	2,401
Return on plan assets	—	(28,999)	(28,999)
(Gain)/loss from financial assumption changes	23,812	—	23,812
(Gain)/loss from demographic assumption changes	(3,321)	—	(3,321)
Experience (gains)/losses	20,914	—	20,914
Employer contributions	—	(43,409)	(43,409)
Benefit payment	(24,142)	24,142	—
Translation difference	28,414	(25,876)	2,539

At December 31, 2016	853,640	(774,729)	78,912

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

23.    EMPLOYEE BENEFITS (Continued)

SERP (Amounts in thousands of Euro)	Benefit Obligation	Plan Assets	Total

At January 1, 2015	9,870	—	9,870
Service Cost	518	—	518
Interest expense/(income)	407	—	407
Loss/(gain) due to settlement	—	—	—
(Gain)/loss from financial assumption changes	90	—	90
(Gain)/loss from demographic assumption changes	(19)	—	(19)
Experience (gains)/losses	(503)	—	(503)
Employer contributions	—	(1,557)	(1,557)
Benefit payment	(31)	31	—
Settlements	(1,526)	1,526	—
Translation difference	1,112	—	1,112

At December 31, 2015	9,918	—	9,918

SERP (Amounts in thousands of Euro)	Benefit Obligation	Plan Assets	Total

At January 1, 2016	9,918	—	9,918
Service Cost	790	—	790
Interest expense/(income)	407	—	407
Loss/(gain) due to settlement	—	—	—
(Gain)/loss from financial assumption changes	207	—	207
(Gain)/loss from demographic assumption changes	(25)	—	(25)
Experience (gains)/losses	2,226	—	2,226
Employer contributions	—	(469)	(469)
Benefit payment	(32)	32	0
Settlements	(437)	437	—
Translation difference	484	(1)	483

At December 31, 2016	13,539	—	13,539

        During 2016 and 2015, the Lux SERP settled a portion of its benefit obligations through lump-sum cash payments to certain plan participants.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

23.  EMPLOYEE BENEFITS (Continued)

        The following tables show the main assumptions used to determine the benefit obligation for the periods indicated below.

	Pension Plan		SERPs
(Amounts in thousands of Euro)	FY 2016	FY 2015	FY 2016	FY 2015

Weighted-average assumptions used to determine benefit obligations:
Discount rate	4.28%	4.56%	3.87/3.98%	4.05/4.30%
Rate of compensation increase	7%/4%/3%	7%/4%/3%	7%/4%/3%	7%/4%/3%
Mortality Table	Static 2016	Static 2015	Static 2016	Static 2015

        U.S. Holdings' discount rate is developed using a third party yield curve derived from non-callable bonds of at least an AA rating by Moody's Investor Services or at least an AA rating by Standard & Poor's. Each bond issued is required to have at least USD 250 million outstanding. The yield curve compares the future expected benefit payments of the Lux Pension Plan to these bond yields to determine an equivalent discount rate. U.S. Holdings uses an assumption for salary increases based on a graduated approach of historical experience. U.S. Holdings' experience shows salary increases that typically vary by age.

        The sensitivity of the defined benefit obligation to changes in the significant assumptions is (amounts in thousands):

	Impact on defined benefit obligation
		Increase in assumption		Decrease in assumption
(Amounts in thousands of Euro)	Change in assumption
		Pension Plan	SERPs	Pension Plan	SERPs

Discount rate	1.0%	(91,584)	(955)	110,336	1,155
Rate of compensation increase	1% for each age group	8,758	952	(7,854)	(750)

        The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur. When calculating the sensitivity of the defined benefit obligations to significant actuarial assumptions, the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the liabilities recognized within the statements of financial position.

        Plan Assets—The Plan's assets are invested in accordance with an Investment Policy that describes the guidelines and principles that the Luxottica Group ERISA Plans Compliance and Investment Committee intends to follow when making decisions on the management and investment of assets of the Plan. The Plan's long-term investment objectives are to generate investment returns that provide adequate assets to meet the Plan's benefit obligations and to maintain sufficient liquidity to pay benefits and administrative expenses.

        In 2014, a new investment policy was implemented which applies a dynamic asset allocation strategy. A dynamic asset allocation strategy invests in both return-seeking assets and liability-hedging

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

23.  EMPLOYEE BENEFITS (Continued)

assets and the allocation between these asset classes varies based upon the Plan's funded ratio. Return-seeking assets consist of funds focused on U.S. equity, global equity, non-US equity and global REITs. Liability-hedging assets are fixed income investments. As the funded ratio of the Plan increases, the weight of liability-hedging assets increases. As of December 31, 2016, the Plan's asset allocation was within the guidelines described in the investment policy. The table below shows the asset classes as percentage of total assets:

Asset Category	Asset Class as a Percent of Total Assets

Fixed income Funds	35%
U.S. Equity Funds	22%
International and Global Equity Funds	37%
Global real estate funds	6%
Money market funds	0%
Cash and Equivalents	0%

        Plan assets are invested in various funds which employ both passive and active management strategies. Passive strategies involve investment in an exchange-traded fund that closely tracks a particular index while active strategies employ investment managers seeking to manage the fund's performance. Certain transactions and securities are not authorized to be conducted or held in the pension trusts, such as purchase or sale of commodity contracts, illiquid securities or real estate, nonagency mortgage, and American Depositary Receipts (ADR) or common stock of the Company's parent, Luxottica Group S.pA. Risk is further controlled both at the asset class and manager level by assigning benchmarks and performance objectives. The investment managers are monitored on an ongoing basis to evaluate performance against these benchmarks and performance objectives.

        Contributions—U.S. Holdings expects to contribute Euro 32 million to its pension plan and Euro 1.5 million to the SERP in 2017.

        Duration—The weighted average duration of the pension defined benefit obligations is 11.7 years while the weighted average duration of the SERPs is 7.5 years. The following table provides the undiscounted estimated future benefit payments (amounts in thousands):

Estimated Future Benefit Payments (Amounts in thousands of Euro)	Pension Plan	SERP

2017	33,237	1,537
2018	34,463	1,506
2019	42,998	872
2020	49,070	608
2021	51,044	760
Subsequent years	288,907	6.057

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

23.  EMPLOYEE BENEFITS (Continued)

        Other Benefits—U.S. Holdings provides certain post-employment medical, disability and life insurance benefits. The Group's accrued liability related to this obligation as of December 31, 2016 and 2015, was Euro 1.0 million and Euro 0.8 million, respectively.

        U.S. Holdings sponsors the following additional benefit plans, which cover certain present and past employees of some of its US subsidiaries:

        (a)   U.S. Holdings provides, under individual agreements, post-employment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of each of December 31, 2016 and 2015, the accrued liability related to these benefits was Euro 0.7 million and Euro 0.6 million, respectively.

        (b)   U.S. Holdings maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant's account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability was Euro 0.4 million and Euro 0.5 million at December 31, 2016 and 2015, respectively.

        U.S. Holdings sponsors certain defined contribution plans for its United States and Puerto Rico employees. The cost of contributions incurred in 2016 and 2015 was Euro 14.9 million and Euro 13.2million, respectively, and was recorded in general and administrative expenses in the consolidated statement of income.

        In Australia and Hong Kong, the Group makes mandatory contributions to superannuation retirement funds. The plans provide benefits on a defined contribution basis for employees upon retirement, resignation, disablement or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation.

        Health Benefit Plans—U.S. Holdings partially subsidizes health care benefits for eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65. During 2009, U.S. Holdings provided for a one-time special election of early retirement to certain associates age 50 or older with 5 or more years of service. Benefits for this group are also discontinued at age 65 and the resulting special termination benefit is immaterial.

        The plan liability of Euro 1.1 million and Euro 1.1 million at each of December 31, 2016 and 2015, is included in other non-current liabilities on the consolidated statement of financial position.

        The cost of this plan in 2016 and 2015 as well as the 2017 expected contributions are immaterial.

        For 2017, a 6.8% (7.2% for 2016) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 4.5% for 2024 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1.0% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 4.3% at December 31, 2016 and 4.49% at December 31, 2015. A

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

23.  EMPLOYEE BENEFITS (Continued)

1.0% increase or decrease in the discount rate would not have a material impact on the postretirement benefit obligation.

24.  NON-CURRENT PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

Long term risk funds (Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Legal Risk	13,069	9,943
Self-insurance	25,735	26,922
Tax Provision	40,945	35,640
Guarantees	7,059	6,807
Other Risks	35,299	25,196

Total	122,107	104,508

        Short-term risk fund details are as follows:

(Amounts in thousands of Euro)	Legal Risk	Self- insurance	Tax Provision	Guarantees	Other Risks	Total

Balance as of December 31, 2015	9,943	26,922	35,640	6,807	25,196	104,508
Increases	2,317	7,166	4,242	2,578	18,262	34.564
Decreases	(2,856)	(9,091)	(20)	(1,504)	(19,623)	(33.094)
Translation difference and other movements	3,666	738	1,083	(821)	11,464	16.129

Balance as of December 31, 2016	13,069	25,735	40,945	7,059	35,299	122,107

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 6.0 million (Euro 5.8 million as of December 31, 2015) and (ii) accruals for decommissioning the costs of certain subsidiaries of the Group operating in the Retail Segment of Euro 0.7 million (Euro 0.5 million as of December 31, 2015).

        Other risks include the effects of the business combination with Salmoiraghi & Viganò. For further details please refer to Note 4—Business Combination.

        The Company is self-insured for certain types of losses (please refer to Note 20 "Short-term Provisions for Risks and Other Charges" for further details).

25.  OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 79.8 million and Euro 91.4 million as of December 31, 2016 and 2015, respectively. The balance mainly includes "Other liabilities" of the North American retail divisions of Euro 43.4 million and Euro 44.9 million as of December 31, 2016 and 2015, respectively.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

26.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A. as of December 31, 2016 amounted to Euro 29,050,564.98 and was comprised of 484,176,083 ordinary shares with a par value of Euro 0.06 each.

        The share capital of Luxottica Group S.p.A. as of January 1, 2016 amounted to Euro 28,019,199.98 and was comprised of 483,653,333 ordinary shares with a par value of Euro 0.06 each.

        Following the exercise of 522,750 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital increased by Euro 31,365 during 2016.

        The total options exercised in 2016 were 522,750, of which 5,000 refer to the 2007 grant, 42,000 refer to the 2008 grant, 9,750 refer to the 2009, 211,000 refer to the 2009 extraordinary grant (reassignment of the 2006 performance grant), 50,500 refer to the 2009 ordinary grant (reassignment of the 2006 and 2007 ordinary grants), 37,000 refer to the 2010 ordinary grant, 54,500 refer to the 2011 ordinary grant and 113,000 refer to the 2012 ordinary grant.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with Article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated companies' equities in excess of the corresponding carrying amounts of investments. This item also includes amounts arising as a result of consolidation adjustments.

Translation reserve

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury shares

        Treasury shares were equal to Euro 269,8 million as of December 31, 2016 (Euro 68.6 million as of December 31, 2015). The increase of Euro 201.1 million was primarily due to the purchase of 4,053,273 treasury shares for Euro 217.8 million. This amount was partially offset by the grants to certain top executives equaling 830,054 treasury shares in the amount of Euro 16.7 million as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2013 Performance Share Plan ("PSP"). As a result, the number of Group treasury shares increased from 3,145,865 as of December 31, 2015 to 7,199,138 as of December 31, 2016.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

27. NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests was Euro 5.9 million and Euro 5.2 million as of December 31, 2016 and December 31, 2015, respectively. The increase was mainly due to net income for the period of Euro 1.8 million and changes in the translation reserve of Euro 1.2 million. The increase was partially offset by the payment of dividends to non-controlling interests for Euro 2.3 million.

28. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

REVENUES BY CATEGORY

        The break-down of revenues by category is as follows (amounts in thousands of Euro):

(Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Sales of products	8,263,373	8,315,968
Vison care business	664,641	382,828
Eye-exam and related professional fees	113,017	113,461
Franchisee revenues	44,676	24,321

Total net sales	9,085,707	8,836,578

ANALYSIS OF EXPENSES BY NATURE

        The reconciliation of the expenses by function to the expenses by nature is as follows (amounts in thousands of Euro):

(Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Cost of sales	3,153,264	2,835,426
Selling and advertising	3,626,962	3,537,224
General and administrative	960,214	1,087,484

Total expenses by function	7,740,440	7,460,134

Employee benefits expense	2,643,472	2,619,390
Consumption	1,483,179	1,447,548
Production costs	628,412	427,596
Operating lease expense	713,383	684,445
Depreciation and amortization	512,842	476,888
Advertising media and promotion expenses	331,782	341,749
Logistics costs	188,829	185,791
Trade marketing	180,801	185,192
Royalties	169,890	168,669
Share-based compensation expense	9,577	49,692
Other	878,272	873,174

Total expenses by nature	7,740,440	7,460,134

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

28. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME (Continued)

OTHER INCOME/(EXPENSE)

        The composition of other income/(expense) is as follows (amounts in thousands of Euro):

Interest Expense (Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Interest expense on bank overdrafts	(1,131)	(902)
Interest expense on loans	(68,042)	(92,138)
Financial expense on derivatives	(7,841)	(8,322)
Other interest expense	(4,514)	(5,077)

Total interest expense	(81,528)	(106,439)

Interest Income (Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Interest income on bank accounts	8,969	8,100
Financial income on derivatives	3,205	1,666
Interest income on loans	3,296	1,424

Total interest income	15,469	11,190

Other—net from derivative financial instruments and translation differences	1,261	(4,794)
Other—net	38,225	1,512

Total other—net	39,486	(3,282)

        The decrease in financial expenses is due primarily to the repayment in November 2015 of Euro 500 million of bonds issued by the Company.

        The net amount of other income and expenses relate to the capital gain realized as a result of the revaluation at fair value of the 36.8% interest acquired in Salmoiraghi & Viganò. For additional details please refer to paragraph 4—Business Combination.

PROVISION FOR INCOME TAXES

        The income tax provision is as follows:

Income Tax Provision (Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Current taxes	(482.379)	(484,652)
Deferred taxes	(16.007)	13,610

Total income tax provision	(466,373)	(471,042)

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

28. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME (Continued)

        The reconciliation between the Italian statutory tax rate and the effective rate is shown below:

Effective Rate (Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Italian statutory tax rate	31.4%	31.4%
Aggregate effect of different tax rates in foreign jurisdictions	4.1%	4.1%
Adjustment for restructuring and reorganization expenses and non-recurring income/expenses	(0.1)%	0.6%
Aggregate other effects	—	0.8%

Effective rate	35.4%	36.9%

        For an analysis of the principal changes in 2016 as compared to 2015 please refer paragraph 3 "Financial Results" of the "Management Report."

29. COMMITMENTS AND RISKS

Licensing agreements

        The Group has entered into licensing agreements with certain designers for the production, design and distribution of sunglasses and prescription frames.

        Under these licensing agreements the Group is required to pay a royalty generally ranging from 5% to 14% of net sales of the related collection. Certain contracts also provide for the payment of minimum annual guaranteed amounts and a mandatory marketing contribution (the latter typically amounts to between 5% and 15% of net sales of the related collection). These agreements—which typically have terms ranging from 4 to 10 years—can typically be terminated early by either party for certain reasons, including but not limited to non-payment of royalties, failure to reach minimum sales thresholds or management objectives and, under certain conditions, a change in control of Luxottica Group S.p.A.

        Minimum payments required in each of the years subsequent to December 31, 2016 are detailed as follows (amounts in thousands of Euro):

Year ending December 31, (Amounts in thousands of Euro)	Amount

2017	143,194
2018	147,972
2019	133,625
2020	133,562
2021	111,739
Subsequent years	353,582

Total	1,023,674

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

29. COMMITMENTS AND RISKS (Continued)

Rentals, leasing and licenses

        The Group leases through its worldwide subsidiaries various retail stores, plants, warehouses and office facilities as well as certain of its data processing and automotive equipment under operating lease arrangements. These agreements expire between 2017 and 2027 and provide for renewal options under various conditions. The lease arrangements for the Group's U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimum contingent upon the achievement of specified levels of sales volume. The Group also operates departments in various host stores, paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

        Total rental expense for each year ended December 31 is as follows:

(Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Minimum lease payments	452,000	434,172
Additional lease payments	158,883	153,792
Sublease payments received	(32,692)	(28,502)

Total	578,190	559,462

        Future rental commitments, including contracted rent payments and contingent minimums, are as follows:

Year ending December 31 (Amounts in thousands of Euro)	Amount

2017	385,605
2018	301,284
2019	237,196
2020	188,651
2021	143,459
Subsequent years	287,326

Total	1,543,525

Other commitments

        The Group is committed to pay amounts in future periods for endorsement contracts, supplier purchase and other long-term commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Supplier commitments have been entered into with various suppliers in the normal course of business. Other commitments mainly include auto, machinery and equipment lease commitments.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

29. COMMITMENTS AND RISKS (Continued)

        Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments are as follows:

Year ending December 31, (Amounts in thousands of Euro)	Endorsement Contracts	Supply Commitments	Other Commitments

2017	8,616	76,209	36,803
2018	3,189	14,330	33,754
2019	660	11,863	30,866
2020	812	5,483	24,154
2021	37	4,956	14,823
Subsequent years	—	549	126

Total	13,314	113,391	140,526

Guarantees

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 3.8 million (USD 4.0 million) at December 31, 2016 (Euro 7.8 million at December 31, 2015). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been accrued using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2016. The liability expires at various dates through January 31, 2020.

Litigation

French Competition Authority Investigation

        Luxottica's French subsidiaries, Luxottica France S.A.S.U., Alain Mikli International S.A.S.U. and Mikli Diffusion France S.A.S.U. (the "French Subsidiaries"), together with other major competitors in the French eyewear industry, have been the subject of an investigation conducted by the French Competition Authority (the "FCA") relating to pricing and sales practices in the industry. In May 2015, the Company and the French Subsidiaries received a statement of objections from the FCA (the "Statement of Objections"). The Statement of Objections contained the FCA's preliminary position on alleged anti-competitive practices and did not prejudice its final decision.

        In August 2015, the Company and the French Subsidiaries filed detailed responses to the Statement of Objections. During 2016, the FCA requested additional information, as is typical in this kind of a proceeding. In July 2016, the FCA issued a report (the "Report") responding to the observations submitted by the companies involved in the investigation. In October 2016, Luxottica filed its statement of defense responding to the FCA's Report. Following such filing, a final hearing was held on December 15, 2016. On February 24, 2017, Luxottica was notified of the FCA's decision in connection with the proceeding. The FCA concluded that there was insufficient evidence to confirm the anti-competitive practices alleged in the Report and referred the case back to the FCA's investigation

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

29. COMMITMENTS AND RISKS (Continued)

services department for further review and possibly the issuance of a supplementary statement of objections. No fines or sanctions were imposed in connection with the FCA's ruling.

        Given the current status of this investigation, the Company, together with its external legal advisors, has assessed the risk of the potential liability to not be probable and concluded that it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on the results of operations and financial condition.

Other proceedings

        The Company and its subsidiaries are defendants in various other lawsuits legal and fiscal arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

30. RELATED PARTY TRANSACTIONS

License Agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by Claudio Del Vecchio, a son of the Company's Executive Chairman and majority stockholder. The license expired on December 31, 2015 and has been renewed until December 31, 2019. Royalties paid under this agreement to BBG were Euro 0.9 million in 2016 and Euro 0.9 million in 2015. Management believes that the terms of the license agreement are fair to the Company.

Lease of the Office Building in Milan

        On April 29, 2014, the Board of Directors of Luxottica Group authorized the Company to enter into an agreement to lease a building located in Piazzale Cadorna 3, Milan, Italy. The lease is for a period of seven years and five months and may be renewed for an additional six years. The building is owned by Beni Stabili SIIQ S.p.A., which is a related party of Delfin S.à r.l., an entity that is controlled by the Company's Executive Chairman, Leonardo Del Vecchio. In accordance with the procedure on related parties adopted by the Company and CONSOB regulation no. 17221/2010 and in light of the lease value, the agreement qualifies as a minor transaction with related parties. On March 31, 2014, the Risk and Control Committee, which is composed solely of independent directors, unanimously expressed a favorable opinion regarding the Company's interest in entering into the lease as well as on the convenience and fairness of the related conditions. The Company incurred lease expenses in 2016 and 2015 of Euro 4.7 million and Euro 3.8 million, respectively.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

30. RELATED PARTY TRANSACTIONS (Continued)

Related party transactions

        A summary of related party transactions as of December 31, 2016 and 2015 is provided below.

	Consolidated statement of income		Consolidated statement of financial position
December 31, 2016
Related parties (Amounts in thousands of Euro)
	Revenue	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	152	916	4	265
Eyebiz Laboratories Pty Limited	1,127	44.342	11,940	13,362
Salmoiraghi & Viganò*	21,876	46	—	—
Milleri's Group	—	1,616	10,296	5,155
Others	336	7,554	2,765	2,377

Total	23,491	54.474	25,005	21,159

*
Until date control was acquired. For additional details please refer to note 4—"Business Combinations".

	Consolidated statement of income		Consolidated statement of financial position
December 31, 2015
Related parties (Amounts in thousands of Euro)
	Revenue	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	416	768	29	336
Eyebiz Laboratories Pty Limited	5,563	53,104	10,682	16,358
Salmoiraghi & Viganò	16,848	1	56,361	517
Others	2,457	8,947	10,384	552

Total	25,284	62,820	77,456	17,763

        Total remuneration due to key managers amounted to approximately Euro 24.7 million and Euro 50.8 million in 2016 and 2015 respectively.

        Lux Pension Plan, described in note 23—Employee benefits has been identified as a party transaction. The expenses to manage the plan amounts to Euro 1 million in 2016.

        In 2016 and in 2015, transactions with related parties resulted in a cash outflow of approximately Euro 21.1 million and Euro 54.6 million.

31. EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for 2016 and 2015 amounting to Euro 850.5 million and Euro 804.1 million, respectively, to the number of outstanding shares—basic and dilutive of the Company.

        Basic earnings per share in 2016 were equal to Euro 1.77 compared to Euro 1.68 in 2015. Diluted earnings per share in 2016 were equal to Euro 1.77 compared to Euro 1.67 in 2015.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

31. EARNINGS PER SHARE (Continued)

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

Stock option	December 31, 2016	December 31, 2015

Weighted average shares outstanding—basic	479,225,730	479,553,693
Effect of dilutive stock options	799,801	2,519,669
Weighted average shares outstanding—dilutive	480,025,531	482,073,361
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	1,433,625	2,015,627

32. ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions, as defined by the Consob communication no. 6064293 dated July 28, 2006, that occurred in 2016 or 2015.

33.  DERIVATIVE FINANCIAL INSTRUMENTS

        Derivatives are classified as current or non-current assets and liabilities. The fair value of derivatives is classified as a long-term asset or liability for the portion of cash flows expiring after 12 months, and as a current asset or liability for the portion expiring within 12 months.

        The table below shows the assets and liabilities related to derivative contracts in effect as of December 31, 2016 and 2015 (amounts in thousands of Euro):

	December 31, 2016		December 31, 2015
Derivative financial instruments (Amounts in thousands of Euro)
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps—cash flow hedge	—	—	—	—
Forward contracts—cash flow hedge	6,428	2,856	2,055	2,173

Total	6,428	2,856	2,055	2,173

Of which:
Non-current portion
Interest rate swaps—cash flow hedge	—	—	—	—
Forward contracts—cash flow hedge	—	—	—	—
Total	—	—	—	—

Current portion	6,428	2,856	2,055	2,173

Interest rate swaps

        As of December 31, 2016 and 2015, there were no interest rate swap instruments.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

34.  NON-RECURRING TRANSACTIONS

        During 2016, the Group incurred:

  —
  non-recurring expenses of Euro 17.4 million (Euro 11.9 million impact on net income) related to (i) the termination of the employment of Mr. Adil Mehboob-Khan the former Group CEO for Markets and (ii) the Oakley integration.

  —
  non-recurring income of Euro 35.7 million related to the acquisition of Salmoiraghi & Viganò. For further details please refer to Note 4—Business Combination.

        During 2015, the Group incurred non-recurring expenses of Euro 66.4 million (Euro 49.8 million impact on net income) related to the integration of Oakley and other minor projects. These costs primarily related to severance expenses and asset write-offs.

35.  SHARE-BASED PAYMENTS

        Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company's stock option plans (the "plans"). In order to strengthen the loyalty of some key employees—with respect to individual targets, and in order to enhance the overall capitalization of the Company—the Company's stockholders meetings approved three stock capital increases on March 10, 1998, September 20, 2001 and June 14, 2006, respectively, through the issuance of new common shares to be offered for subscription to employees. On the basis of these stock capital increases, the authorized share capital was equal to Euro 29,457,295.98. These options become exercisable at the end of a three-year vesting period. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

        The stockholders' meeting has delegated the Board of Directors to effectively execute, in one or more installments, the stock capital increases and to grant options to employees. The Board can also:

  —
  establish the terms and conditions for the underwriting of the new shares;

  —
  request the full payment of the shares at the time of their underwriting;

  —
  identify the employees to grant the options based on appropriate criteria; and

  —
  regulate the effect of the termination of the employment relationships with the Company or its subsidiaries and the effects of the employee death on the options granted by specific provision included in the agreements entered into with the employees.

        Upon execution of the proxy received from the Stockholders' meeting, the Board of Directors has granted a total of 55,909,800 options of which, as of December 31, 2016, 33,676,083 have been exercised.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

35.  SHARE-BASED PAYMENTS (Continued)

        In total, the Board of Directors approved the following stock option plans:

Plan	Granted	Exercised

1998 Ordinary Plan	3,380,400	2,716,600
1999 Ordinary Plan	3,679,200	3,036,800
2000 Ordinary Plan	2,142,200	1,852,533
2001 Ordinary Plan	2,079,300	1,849,000
2002 Ordinary Plan	2,348,400	2,059,000
2003 Ordinary Plan	2,397,300	2,199,300
2004 Ordinary Plan	2,035,500	1,988,300
2005 Ordinary Plan	1,512,000	1,332,000
2006 Ordinary Plan(*)	1,725,000	70,000
2007 Ordinary Plan(*)	1,745,000	20,000
2008 Ordinary Plan	2,020,500	1,624,300
2009 Ordinary Plan	1,050,000	753,000
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to non-US beneficiaries	2,060,000	1,797,000
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to US beneficiaries	825,000	625,000
2002 Performance Plan	1,170,000	—
2004 Performance Plan	1,000,000	1,000,000
2006 Performance Plan—US beneficiaries(*)	3,500,000	—
2006 Performance Plan—non-US beneficiaries(*)	9,500,000	1,100,000
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to non- US domiciled beneficiaries	4,250,000	4,036,000
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to US domiciled beneficiaries	1,450,000	1,325,000
2010 Ordinary Plan	1,924,500	1,459,000
2011 Ordinary Plan	2,039,000	1,524,000
2012 Ordinary Plan	2,076,500	1,309,250

Total	55,909,800	33,676,083

(*)
The plan was reassigned in 2009.

        On April 29, 2013, a Performance Shares Plan for senior managers within the Company as identified by the Board (the "2013 PSP") was adopted. The beneficiaries of the 2013 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board are achieved over a specified three-year period.

        On April 29, 2014, the Board granted certain of the Group's key employees 1,004,400 rights to receive ordinary shares, which may be increased by 20% up to a maximum of 1,205,280 units if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2014 through 2016. As of December 31, 2016, 209,640 of the maximum units granted had been forfeited.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

35.  SHARE-BASED PAYMENTS (Continued)

        On May 4, 2015, the Board of Directors granted certain of the Group's key employees 1,318,300 rights to receive ordinary shares, which may be increased by 20% up to a maximum of 1,581,960 units if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2015 through 2017. As of December 31, 2016, 552,120 of the maximum units granted had been forfeited.

        The information required by IFRS 2 on stock option plans is reported below.

        Movements reported in the various stock option and performance share plans in 2016 are set forth below:

Stock options and Performance Share Plan	Exercise price	Currency	No. of options outstanding as of December 31, 2015	Granted options	Forfeited options	Exercised options/vested units	Expired options	No. of options outstanding as of December 31, 2016

2007 Ordinary Plan	24.03	Euro	5,000		—	(5,000)	—	—
2008 Ordinary Plan	18.08	Euro	86,700	—	(5,000)	(42,000)	—	39,700
2009 Ordinary plan for citizens not resident in the U.S.	13.45	Euro	30,000	—	—	(6,000)	—	24,000
2009 Ordinary plan for citizens resident in the U.S.	14.99	Euro	16,750	—	—	(3,750)	—	13,000
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	13.45	Euro	68,000	—	—	(25,000)	—	43,000
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	15.03	Euro	40,500	—	(5,000)	(25,500)	—	10,000
2009 Plan—reassignment of STR 2006 plans for citizens not resident in the U.S.	13.45	Euro	400,000	—	—	(186,000)	—	214,000
2009 Plan—reassignment of STR 2006 plans for citizens resident in the U.S.	15.11	Euro	50,000	—	—	(25,000)	—	25,000
2010 Ordinary Plan—for citizens not resident in the U.S.	20.72	Euro	115,000	—	—	(37,000)	—	78,000
2010 Ordinary Plan—for citizens resident in the U.S.	21.23	Euro	33,000	—	—	—	—	33,000
2011 Ordinary Plan—for citizens not resident in the U.S.	22.62	Euro	135,000	—	—	(41,500)	—	93,500
2011 Ordinary Plan—for citizens resident in the U.S.	23.18	Euro	84,000	—	—	(13,000)	—	71,000
2012 Ordinary Plan—for citizens not resident in the U.S.	26.94	Euro	439,000	—	(33,500)	(88,500)	—	317,000
2012 Ordinary Plan—for citizens resident in the U.S	28.32	Euro	158,750	—	(5,000)	(24,500)	—	129,250
PSP 2012	—	Euro	—	—	—	—	—	—
PSP 2013	—	Euro	1,066,680	—	(236,626)	(830,054)	—	—
PSP 2014	—	Euro	1,083,180	—	(82,920)	—	—	1,000,260
PSP 2015 (ordinary)	—	Euro	848,880	—	(92,640)	—	—	756,240
PSP 2015 (extraordinary)	—	Euro	601,200	—	(415,200)	—	—	186,000

Total			5,261,640	—	(875,886)	(1,352,804)	—	3,032,950

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

35.  SHARE-BASED PAYMENTS (Continued)

        Options exercisable on December 31, 2016 are summarized in the following table:

Stock options and Performance Share Plan	Number of options exercisable as of December 31, 2016

2007 Plan	—
2008 Plan	39,700
2009 Ordinary plan—for citizens not resident in the U.S.	24,000
2009 Ordinary plan—for citizens resident in the U.S.	13,000
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	43,000
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	10,000
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	214,000
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	25,000
2010 Plan—for citizens not resident in the U.S.	78,000
2010 Plan—for citizens resident in the U.S.	33,000
2011 Plan—for citizens not resident in the U.S.	93,500
2011 Plan—for citizens resident in the U.S.	71,000
2012 Plan—for citizens not resident in the U.S.	317,000
2012 Plan—for citizens not resident in the U.S.	129,250

Total	1,090,450

        The remaining contractual life of plans in effect on December 31, 2016 is highlighted in the following table:

Remaining contractual life in years	December 31, 2016

2008 Ordinary Plan	0.20
2009 Ordinary plan for citizens not resident in the U.S.	1.35
2009 Ordinary plan for citizens resident in the U.S.	1.35
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	0.25
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	1.35
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	1.35
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	1.45
2010 Ordinary Plan—for citizens not resident in the U.S.	2.33
2010 Ordinary Plan—for citizens resident in the U.S.	2.33
2011 Ordinary Plan—for citizens not resident in the U.S.	3.33
2011 Ordinary Plan—for citizens resident in the U.S.	3.33
2012 Ordinary Plan—for citizens not resident in the U.S.	4.35
2012 Ordinary Plan—for citizens resident in the U.S.	4.35

        With regards to the options exercised during the course of 2016, the weighted average share price of the shares in 2016 was equal to Euro 47.715.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

35.  SHARE-BASED PAYMENTS (Continued)

        The Group did not record expenses for the ordinary stock option plans in 2016 (Euro 1.6 million in 2015). For the 2010, 2011, 2012, 2013, 2014 and 2015 PSPs, the Group recorded expenses of Euro 9.5 million and Euro 40.7 million in 2016 and 2015, respectively.

        The PSP plans are conditional upon satisfying service as well as performance conditions.

36.  DIVIDENDS

        In May 2016, the Company distributed aggregate dividends to its stockholders of Euro 427.7 million equal to Euro 0.89 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 2.3 million.

        In May 2015, the Company distributed aggregate dividends to its stockholders of Euro 689.7 million equal to Euro 1.44 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 2.1 million.

37.  CAPITAL MANAGEMENT

        The Group's objectives when managing capital are to safeguard the Group's ability to continue, as a going concern, to provide returns to shareholders and benefit to other stockholders and to maintain an optimal capital structure to reduce the cost of capital.

        Consistent with others in the industry, the Group also monitors capital on the basis of a gearing ratio that is calculated as net financial position divided by total capital. Net financial position is calculated as total borrowings (including short-term borrowings and current and non-current portions of long-term debt) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net financial position.

        The table below provides the Group's gearing ratio for 2016 and 2015 as follows:

Gearing ratio (amounts in millions of Euro)	December 31, 2016	December 31, 2015

Total borrowings (notes 16, 17 and 22)	2,043.9	1,870.4
Less cash and cash equivalents (note 6)	(866.9)	(864.9)
Net financial position (note 22)	1,177.0	1,005.6
Total equity (note 26)	5,754.4	5,417.7
Capital	6,931.4	6,423.3

Gearing ratio	17.0%	15.7%

38.  SUBSEQUENT EVENTS

        On January 16, 2017, a strategic combination of Essilor's and Luxottica's businesses was announced by Essilor and Delfin (the "Combination") consisting of (i) Delfin S.à r.l. ("Delfin"), an entity that is controlled by Luxottica's Executive Chairman, Leonardo Del Vecchio, contributing its entire equity ownership in Luxottica (approximately 62.54% of Luxottica's ordinary shares) to Essilor in exchange for newly-issued Essilor shares (which shall be approved by the Essilor shareholders' meeting), on the basis of an exchange ratio of 0.461 Essilor share for each Luxottica share (the "Contribution"), and

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

38.  SUBSEQUENT EVENTS (Continued)

(ii) Essilor subsequently making a mandatory public exchange offer, in accordance with applicable provisions of Italian law, to acquire all of the remaining issued and outstanding shares of Luxottica pursuant to the same exchange ratio.

        As a result of the above, and as a result of the "hive-down" of all or substantially all of its operating activities into a wholly owned subsidiary to be called "Essilor International", Essilor would become a holding company with the new name "EssilorLuxottica".

        Following the Contribution Delfin would own a shareholding comprised between 31% and 38% of the share capital of EssilorLuxottica and would be its largest shareholder. As part of the transaction, Essilor general shareholders' meeting shall approve an amendment to its by-laws providing, among others, (a) a cap at 31% of voting rights applying to any shareholder, and (b) the cancellation of the double voting rights currently provided by Essilor by-laws.

        The Board of Directors of Luxottica unanimously acknowledged that the transaction is in the best interest of Luxottica and shared the strategic rationale of the Combination.

        The conditions precedent to the transaction completion, among others, include: (a) the decision of the Autorité des marchés financiers—the French securities regulator ("AMF")—to waive Delfin's obligation to file a mandatory tender offer for Essilor's shares, (b) the approval of the transaction by Essilor shareholders convened for a general meeting, and by holders of double voting rights convened for a special meeting, and (c) clearance from relevant antitrust authorities.

        As disclosed on January 16, 2017 and on March 27, 2017 by Delfin, for a period of approximately three years as from the date of the completion of the Contribution, Luxottica's Executive Chairman, Leonardo Del Vecchio, would serve as Executive Chairman and CEO of EssilorLuxottica. Essilor's Chairman and CEO, Hubert Sagnières, would serve as Executive Vice Chairman and Deputy CEO of EssilorLuxottica, with equal powers to those of the Executive Chairman and CEO.

        Leonardo Del Vecchio would act as director with executive powers of Luxottica for as long as he is EssilorLuxottica Executive Chairman (or may designate any other person to act as chief executive officer of Luxottica), and Hubert Sagnières would act as chief executive officer of Essilor International for as long as he is EssilorLuxottica Executive Vice Chairman (or may designate any other person to act as chief executive officer of Essilor International).

        The EssilorLuxottica Board of Directors would consist of sixteen members. Essilor International—after completing the hive-down noted above—and Luxottica should maintain their respective Boards of Directors currently in office (except, with respect to Essilor International, for the two directors representing the employees who will remain at the level of EssilorLuxottica).

        On March 22, 2017, the Board of Directors of Essilor approved the signing of the contribution agreements relating to the Combination, the filing and registration with the AMF of the information document describing the transaction and the principal terms of the Combination agreement and draft resolutions to be submitted for the approval at Essilor's general shareholders' meeting convened on May 11, 2017, including the names of the directors who would, subject to Essilor shareholders' approval, comprise the Board of Directors of EssilorLuxottica as of the closing date of the Contribution, namely:

  •
  Leonardo Del Vecchio, Executive Chairman and CEO of EssilorLuxottica;

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

38.  SUBSEQUENT EVENTS (Continued)

  •
  Hubert Sagnières, Executive Vice Chairman and Deputy CEO of EssilorLuxottica;

  •
  Three representatives of Delfin: Romolo Bardin, Giovanni Giallombardo and Francesco Milleri;

  •
  Four independent directors designated by Delfin: Rafaella Mazzoli, Gianni Mion, Lucia Morselli and Cristina Scocchia;

  •
  Two directors representing Essilor employees who will be appointed by the Works Council by the end of October 2017.

  •
  Juliette Favre, Essilor employee shareholders representative and Chairman of Valoptec Association, an employee shareholders organization of Essilor;

  •
  Four directors from the current Board of Directors of Essilor: Henrietta Fore, Bernard Hours, Annette Messemer and Olivier Pécoux;

        Essilor will hold two shareholders' meetings (a special meeting of holders of shares with double voting rights attached and a general shareholders' meeting) on May 11, 2017 to approve, among others things, the transaction.

        Closing is expected in second half of 2017, subject to satisfaction of all conditions precedent, to be followed by EssilorLuxottica's mandatory exchange offer for all remaining issued and outstanding Luxottica shares.

        On January 29, 2017 Luxottica US Holding repaid the D series private placement issued on January 29, 2010. For further details please refer to Note 22—Long-Term Debt

        On January 30, 2017 the Board of Directors of Luxottica Group authorized the early repayment of Luxottica US Holding's Series I Notes issued in a private placement on December 15, 2011. For further details please refer to Note 22—Long-Term Debt.

        On January 30, 2017, Luxottica Group signed an agreement with the current shareholders of Óticas Carol under which Luxottica will acquire 100% of Óticas Carol, one of the largest optical franchisors in Brazil with approximately 950 locations. Established in 1997, Óticas Carol sells a broad range of prescription frames and sunglasses. The transaction remains subject to customary regulatory approvals and is expected to close in the second half of 2017.

        On February 9, 2017, Salmoiraghi & Viganò prepaid and cancelled its revolving credit facilities. For further details, please refer to Note 22—Long-Term Debt.

        On February 23, 2017, the Group announced the signing of a multi-year licensing agreement with Ferrari S.p.A. for the design, manufacture, distribution and sale of a range of Ferrari and Ray-Ban branded eyewear.

        On February 24, 2017, the Company received notice from the French Competition Authority regarding its decision about the legal proceeding described in Note 29. Please refer to Note 29 for additional details.

        On March 10, 2017, we entered into two Euro 250 million term facility agreements each guaranteed by our subsidiary, Luxottica U.S. Holdings Corp., with Banca IMI S.p.A. in its capacity as mandated lead arranger and Intesa Sanpaolo S.p.A. in its capacity as original lender (the "IMI/Intesa Facility") and with

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2016

38.  SUBSEQUENT EVENTS (Continued)

Natixis S.A.—Milan Branch in its capacity as both mandated lead arranger and original lender (the "Natixis Facility"). The final maturity of each term facility is on March 10, 2022. As of March 15, 2017, Euro 500 million was borrowed under these credit facilities. On the term loans interest accrues at EURIBOR (as defined in the agreement) plus an average margin of 0,70% and 0.62% for the IMI/Intesa Facility and the Natixis Facility, respectively. During the first quarter of 2017 we entered into two interest rate swap transactions with an aggregate notional amount of Euro 500 million with Intesa Sanpaolo S.p.A. and Natixis S.A.—Milan Branch. The swaps were entered into as a cash flow hedge. The swaps exchanged the floating rate of EURIBOR for an average fixed rate of 0,1185% per annum.

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN EURO.

	Average exchange rate for the year ended December 31, 2016	Final exchange rate as of December 31, 2016	Average exchange rate for the year ended December 31, 2015	Final exchange rate as of December 31, 2015

U.S. Dollar	1.1069	1.0541	1.1095	1.0887
Australian Dollar	1.4883	1.4596	1.4777	1.4897
Chinese Renminbi	7.3522	7.3202	6.9733	7.0608
Argentine Peso	16.3420	16.7488	10.2599	14.0972
Brazilian Real	3.8561	3.4305	3.7004	4.3117
Canadian Dollar	1.4659	1.4188	1.4186	1.5116
Chilean Peso	748.4766	704.9450	726.4062	772.7130
Colombian Peso	3,376.9331	3,169.4900	3,048.5271	3,456.0100
Croatian Kuna	7.5337	7.5597	7.6137	7.6380
Danish Krone	7.4452	7.4344	7.4587	7.4626
United Arab Emirates Dirham	4,0634	3,8696	4,0733	3,9966
Japanese Yen	120.1967	123.4000	134.3140	131.0700
Hong Kong Dollar	8.5922	8.1751	8.6014	8.4376
Indian Rupee	74.3717	71.5935	71.1956	72.0215
British Pound	0.8195	0.8562	0.7259	0.7340
Israeli New Shekel	4.2489	4.0477	4.3122	4.2481
Malaysian Ringgit	4.5835	4.7287	4.3373	4.6959
Mexican Peso	20.6673	21.7719	17.6157	18.9145
Namibian Dollar	16.2645	14.4570	14.1723	16.9530
New Zealand Dollar	1.5886	1.5158	1.5930	1.5923
Norwegian Krone	9.2906	9.0863	8.9496	9.6030
Peruvian Nuevo Sol	3.7356	3.5402	3.5324	3.7083
Polish Zloty	4.3632	4.4103	4.1841	4.2639
Russian Ruble	74.1446	64.3000	68.0720	80.6736
Riyal Saudita	4.1517	3.9545	4.1620	4.0862
Singapore Dollar	1.5275	1.5234	1.5255	1.5417
South African Rand	16.2645	14.4570	14.1723	16.9530
South Korean Won	1,284.1811	1,269.3600	1,256.5444	1,280.7800
Swedish Krona	9.4689	9.5525	9.3535	9.1895
Swiss Franc	1.0902	1.0739	1.0679	1.0835
Taiwan Dollar	35.6892	33.9995	35.2501	35.7908
Thailand Bath	39.0428	37.7260	38.0278	39.2480
New Turkish Lira	3.3433	3.7072	3.0255	3.1765
Hungarian Forint	311.4379	309.8300	309.9956	315.9800

Certification of the consolidated financial statements pursuant to Article 154 bis of Legislative Decree 58/98

        1.     The undersigned Leonardo Del Vecchio, as Executive President, Massimo Vian, as chief executive officer for Product and Operations and Stefano Grassi, as Chief Financial Officer of Luxottica Group S.p.A, having also taken into account the provisions of Article 154-bis, paragraphs 3 and 4, of the Italian Legislative Decree 58 of February 24, 1998, hereby certify:

  •
  the adequacy in relation to the characteristics of the Company and

  •
  the effective implementation

of the administrative and accounting procedures for the preparation of the consolidated financial statements over the course of the year ended December 31, 2016.

        2.     The assessment of the adequacy of the administrative and accounting procedures for the preparation of the consolidated financial statements as of December 31, 2016 was based on a process developed by Luxottica Group S.p.A. in accordance with the model Internal Control—Integrated Framework as issued by the Committee of Sponsoring organizations of the Treadway Commission which is a framework generally accepted internationally.

        3.     It is also certified that:

          3.1   the consolidated financial statements:

            a)    have been drawn up in accordance with the international accounting standards recognized in the European Union under EC regulation 1606/2002 of the European Parliament and of the Council of July 19, 2002, and the provisions which implement ART. 9 of the Legislative Decree 38/2005;

            b)    is consistent with the entries in the accounting books and records;

            c)     is capable of providing a true and fair representation of the assets and liabilities, profits and losses and financial position of the issuer.

          3.2   The management report on the consolidated financial statements includes a reliable analysis of operating trends and the results of the period as well as the situation of the issuer and of the companies included within the scope of consolidation; a description of the primary risks and uncertainties to which the Group is exposed is also included.

Milan, March 1, 2017
Luxottica Group S.p.A.
On behalf of the Board of Directors
Leonardo Del Vecchio	Massimo Vian
(Executive Chairman)	(C.E.O for Product and Operations)
Stefano Grassi
(Manager charged with preparing the Company's financial reports)

QuickLinks

  Exhibit 99.2
  CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
  CONSOLIDATED STATEMENT OF CASH FLOWS